UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 10, 2022.

Item 1

Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2021.

www.pwc.com.br

(A free translation of the original in Portuguese)

Natura &Co Holding S.A. Parent company and consolidated financial statements at December 31, 2021 and independent auditor’s report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Shareholders

Natura &Co Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Natura &Co Holding S.A. (the “Company”), which comprise the statement of financial position as at December 31, 2021 and the statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Natura &Co Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated statement of financial position as at December 31, 2021 and the consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at December 31, 2021, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Av. Marcos Penteado de Ulhoa Rodrigues, 939, Torre Jatobá, 12º andar - Castelo Branco Office Park - Barueri, SP, 06455-000, www.pwc.com.br

Key audit matters

Key audit matters are those matters that, in our professional judgment,

were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on

these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Impairment testing of intangible assets with indefinite useful life allocated to the group of cash-generating units Avon International

As described in Note 18(a) to the financial statements at December 31, 2021, the Company has recorded in its intangible assets, goodwill and assets with indefinite useful life allocated to group of the cash-generating units (“CGUs”) Avon International, in the total amount of R$ 6,331,998 thousand, which has reported recurring losses.

Management determined the recoverable amount of the group of CGUs Avon International using the value in use approach, calculated based on the discounted cash flow methodology. Cash flow projections include data and assumptions involving significant judgments by management, such as revenue growth rate, discount rate and perpetuity growth rate.

This issue was considered to be one of the key audit matters due to the materiality of the balances of goodwill and assets with indefinite useful life and the fact that variations in the main assumptions used may significantly impact the projected cash flows and the recoverable amount of goodwill and of intangible assets with indefinite useful life, and consequently the financial statements.

Our audit procedures included, among others, the assessment and testing of relevant internal controls related to the process of measurement of the recoverable amount of the CGUs group to which goodwill and intangible assets with indefinite useful life were allocated.

With the support of our asset valuation experts, we analyzed the reasonableness of the calculation model used by management to prepare the projections and the main assumptions used, such as revenue growth rate, discount rate and perpetuity growth rate, comparing them with market data, when available.

We tested the logical coherence and arithmetic consistency of the model prepared by the Company and compared the main assumptions of cash projections with the budgets approved by the Company’s Board of Directors.

We also performed sensitivity analysis of the main assumptions to assess situations in which the variations would result in the need to recognize impairment.

We read the related disclosures in the financial statement footnote.

Why it is a Key Audit Matter	How the matter was addressed in the audit

We considered that the criteria and assumptions adopted by the Company’s management in assessing the recoverable amount for purposes of impairment testing of intangible assets with indefinite useful life are reasonable and consistent with the data and information obtained.

Realization of deferred income tax and social contribution of Natura &Co Luxembourg Holdings S.A.R.L (“Natura &Co Luxembourg”, formerly “Avon Luxemburgo”)

As disclosed in Note 12.2, the subsidiary Natura &Co Luxembourg recognized in the statement of profit or loss for the year ended December 31, 2021, a gain in the amount of R$823 million arising from deferred income tax (on tax losses) against deferred income tax assets, based on management’s conclusion that the realization of these amounts became probable, in the normal course of its activities, after the implementation of the restructuring plan for Natura &Co Luxembourg’s operations.

Projections of future taxable income requires judgments, estimates and interpretation of tax laws, as disclosed in Note 3.17. The probable realization value of deferred tax assets recognized may vary depending on the application of different assumptions to the projections of future taxable income. For this reason, we consider this a key audit matter.

Our audit procedures included, among others, testing of the relevant internal controls related to the process of evaluating the realizable value of deferred income tax assets of the subsidiary Natura &Co Luxembourg.

We tested the logical coherence and arithmetic consistency of the model prepared by the Company and assessed the reasonableness of the main assumptions used to support the projections of future taxable income that consider existing contracts.

We assessed the appropriateness of the disclosures made by the Company in the consolidated financial statements.

Our audit procedures indicated that the judgment and assumptions used by management are reasonable and that the disclosures are consistent with the data and information obtained.

Other matters

Statements of value added

The parent company and consolidated statements of value added for the year ended December 31, 2021, prepared under the responsibility of the Company’s management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor’s responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 9, 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
ASSETS		2021	2020	2021	2020

CURRENT
Cash and cash equivalents	7	4,289	505,699	4,007,257	5,821,672
Short-term investments	8	228,694	340,999	1,978,740	2,520,648
Trade accounts receivable	9	-	-	3,476,359	3,597,535
Trade accounts receivable - Related parties	33	190,522	115,952	-	-
Inventories	10	-	-	5,403,526	4,544,270
Recoverable taxes	11	56,356	23,637	1,029,625	1,071,349
Income tax and social contribution		61,712	-	508,130	242,091
Derivative financial instruments		-	-	81,159	139,856
Other current assets	15	6,397	1,979	912,160	616,120
		547,970	988,266	17,396,956	18,553,541

Assets held for sale	14	-	-	52,921	181,279
Total current assets		547,970	988,266	17,449,877	18,734,820

NON-CURRENT
Recoverable taxes	11	-	-	1,349,624	932,212
Income tax and social contribution		-	-	84,729	478,524
Deferred income tax and social contribution	12	-	-	2,954,074	1,339,725
Judicial deposits	13	13	-	585,284	566,190
Derivative financial instruments		-	-	893,970	1,768,122
Short-term investments	8	-	-	36,921	16,104
Other non-current assets	15	848	148	1,763,051	1,527,668
Total non-current assets		861	148	7,667,653	6,628,545

Investments	16	28,281,178	26,944,279	-	-
Property, plant and equipment	17	-	-	5,377,408	5,235,057
Intangible	18	1,132	-	26,857,583	26,917,128
Right of use	19	-	-	3,095,969	3,402,047

Total non-current assets		28,283,171	26,944,427	42,998,613	42,182,777

TOTAL ASSETS		28,831,141	27,932,693	60,448,490	60,917,597

	Note	Parent		Consolidated
LIABILITILES AND SHAREHOLDERS' EQUITY		2021	2020	2021	2020

CURRENT
Borrowings, financing and debentures	20	-	515,966	945,069	3,805,649
Lease	19	-	-	1,005,523	1,059,661
Trade accounts payable and reverse factoring operations	21	5,688	9,693	6,770,579	6,774,205
Trade accounts payable - Related parties	33	60,171	7,194	-	-
Dividends and interest on shareholders' equity payable	25	180,772	-	180,772	-
Payroll, profit sharing and social charges		19,431	20,153	1,255,348	1,340,683
Tax liabilities	22	654	13,153	766,430	785,367
Income tax and social contribution		-	-	365,457	441,253
Derivative financial instruments		89	-	458,492	61,201
Provision for tax, civil and labor risks	23	-	-	230,097	199,733
Other current liabilities	24	509	71	1,716,110	1,691,834
Total current liabilities		267,314	566,230	13,693,877	16,159,586

NON-CURRENT
Borrowings, financing and debentures	20	-	-	11,771,763	10,017,264
Lease	19	-	-	2,542,339	2,798,794
Payroll, profit sharing and social charges		17,544	2,136	53,748	43,763
Tax liabilities	22	-	-	114,797	109,454
Deferred income tax and social contribution	12	-	-	994,041	1,288,045
Provision for tax, civil and labor risks	23	-	-	1,768,744	2,000,444
Other non-current liabilities	24	713	-	942,456	1,113,139
Total non-current liabilities		18,257	2,136	18,187,888	17,370,903

TOTAL LIABILITIES		285,571	568,366	31,881,765	33,530,489

SHAREHOLDERS' EQUITY
Capital stock	25	12,481,683	12,377,999	12,481,683	12,377,999
Treasury shares	25	(151,342)	(11,667)	(151,342)	(11,667)
Capital reserves	25	10,478,804	11,052,135	10,478,804	11,052,135
Legal profit reserve	25	1,073,900	120,166	1,073,900	120,166
Retained (losses) income		-	(759,937)	-	(759,937)
Other comprehensive income	25	4,662,525	4,585,631	4,662,525	4,585,631
Shareholders' equity attributed to the Company's shareholders		28,545,570	27,364,327	28,545,570	27,364,327

Non-controlling interest in shareholders' equity of subsidiaries		-	-	21,155	22,781
Total shareholders' equity		28,545,570	27,364,327	28,566,725	27,387,108

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		28,831,141	27,932,693	60,448,490	60,917,597

 *The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Consolidated
		2021	2020	2021	2020

NET REVENUE	27	-	-	40,164,687	36,921,980
Cost of Sales	28	-	-	(14,011,525)	(13,229,715)

GROSS PROFIT		-	-	26,153,162	23,692,265

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	28	-	-	(16,999,225)	(15,702,787)
Administrative, R&D, IT and Project expenses	28	(201,549)	(92,301)	(6,958,866)	(5,955,996)
Impairment loss on trade receivables	9	-	-	(837,822)	(727,695)
Share of profits (losses) from subsidiaries	16	1,174,834	(392,779)	-	-
Other operating expenses, net	31	-	(171,037)	(239,019)	(516,190)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		973,285	(656,117)	1,118,230	789,597

Financial income	30	33,686	191,579	4,006,563	4,738,391
Financial expenses	30	(20,730)	(185,658)	(5,033,540)	(5,773,810)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		986,241	(650,196)	91,253	(245,822)
Income tax and social contribution	12	61,719	-	1,047,986	(274,744)

NET INCOME (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		1,047,960	(650,196)	1,139,239	(520,566)

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS	24	-	-	(98,550)	(143,112)

NET INCOME (LOSS) FOR THE YEAR		1,047,960	(650,196)	1,040,689	(663,678)

ATTRIBUTABLE TO
The Company´s shareholders		1,047,960	(650,196)	1,047,960	(650,196)
Non-controlling shareholders		-	-	(7,271)	(13,482)
		1,047,960	(650,196)	1,040,689	(663,678)

EARNINGS (LOSS) PER SHARE IN THE YEAR -R$
Basic	32	0.7610	(0.5220)	0.7610	(0.5220)
Diluted	32	0.7503	(0.5220)	0.7503	(0.5220)

 *The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

											Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve		Retained (losses) earnings	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-Controlling
								Tax Incentives	Retained earnings				Shareholders

BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	1,096,398	206,592	-	(92,066)	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Net loss for the year		-	-	-	-	-	-	-	-	(650,196)	-	(650,196)	(13,482)	(663,678)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	32,160	32,160	-	32,160
Other comprehensive income		-	-	-	-	-	-	-	-	-	3,738,465	3,738,465	8,708	3,747,173
Total comprehensive income for the year		-	-	-	-	-	-	-	-	(650,196)	3,770,625	3,120,429	(4,774)	3,115,655
Losses absorbed		-	-	-	(147,592)	-	-	-	147,592	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020	25.1	3,397,746	-	9,877,148	-	-	-	-	-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020	25.1	2,000,000	-	1,118	-	-	-	-	-	-	-	2,001,118	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020		14,723	-	-	-	-	-	-	-	-	-	14,723	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020		18,863	-	-	-	-	-	-	-	-	-	18,863	-	18,863
Subscription of shares through the Board of Directors' Meeting held on October 8, 2020		5,614,750	-	-	-	-	-	-	-	-	-	5,614,750	-	5,614,750
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Expenses on the issue of equity values		(212,770)	-	-	-	-	-	-	-	-	-	(212,770)	-	(212,770)
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	25.1	-	-	-	-	163,322	-	-	-	-	-	163,322	-	163,322
Exercise of stock and restricted shares option plans	25.1	59,251	43,269	-	-	(111,281)	-	-	-	3,561	-	(5,200)	-	(5,200)
Constitution of tax incentive reserve		-	-	-	-	-	-	113,302	-	(113,302)	-	-	-	-
Effect of Hyperinflationary economy adjustment	25.1	-	-	-	-	58,496	-	-	8,292	-	-	66,788	-	66,788
		-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,974,664	59,000	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108
		-	-	-	-	-	-	-	-	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	1,047,960	-	1,047,960	(7,271)	1,040,689
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	15,550	15,550	-	15,550
Other comprehensive income		-	-	-	-	-	-	-	-	-	61,344	61,344	5,645	66,989
Total comprehensive income for the year		-	-	-	-	-	-	-	-	1,047,960	76,894	1,124,854	(1,626)	1,123,228
Share repurchase		-	(174,113)	-	-	-	-	-	-	-	-	(174,113)	-	(174,113)
Losses absorbed	25.4	-	-	(650,196)	-	-	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	25.4	-	-	-	-	275,632	-	-	(37,977)	-	-	237,655	-	237,655
Exercise of stock and restricted shares option plans	25.4	103,684	34,438	-	-	(198,767)	-	-	31,587	-	-	(29,058)	-	(29,058)
Reclassification of subvention reserve		-	-	-	-	-	-	(113,302)	-	113,302	-	-	-	-
Dividends declared and not yet distributed		-	-	-	-	-	-	-	-	(180,772)	-	(180,772)	-	(180,772)
Constitution of profit retention reserve		-	-	-	-	-	-	-	870,749	(870,749)	-	-	-	-
Hyperinflationary economy adjustment effect	25.4	-	-	-	-	-	-	-	202,677	-	-	202,677	-	202,677

BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,324,468	59,000	187,402	(92,066)	-	1,073,900	-	4,662,525	28,545,570	21,155	28,566,725

 *The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2021	2020	2021	2020

NET (LOSS) INCOME FOR THE YEAR		1,047,960	(650,196)	1,040,689	(663,678)
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	16	(124,055)	3,703,073	(118,410)	3,711,781
Exchange rate effect on the conversion from hyperinflationary economy	16	(14,736)	32,160	(14,736)	32,160
Earnings (losses) from cash flow hedge operations	5.3	(89)	-	(210,150)	178,006
Tax effects on (losses) earnings from cash flow hedge operations	12	30	-	72,939	(61,658)
Equity in (losses) earnings from cash flow hedge operation	5.3	(210,061)	178,006	-	-
Equity in tax effects on (losses) earnings from cash flow hedge operations	12	72,909	(61,658)	-	-

Other comprehensive income not reclassified for the income of the year in subsequent years:
Actuarial gain (loss)		-	-	459,875	(104,650)
Tax effects on (losses) earnings from actuarial		-	-	(106,979)	23,694
Tax effects on actuarial gain (loss)		459,875	(104,650)	-	-
Equity on actuarial gain (loss)		(106,979)	23,694	-	-
Equity on tax effects on actuarial gain (loss)

Comprehensive income for the year, net of tax effects		1,124,854	3,120,429	1,123,228	3,115,655

ATTRIBUTABLE TO
The Company´s shareholders		1,124,854	3,120,429	1,124,854	3,120,429
Noncontrolling shareholders		-	-	(1,626)	(4,774)
		1,124,854	3,120,429	1,123,228	3,115,655

 *The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2021	2020	2021	2020

INCOME		-	(171,038)	41,142,868	40,720,551
Sale of goods, products and services		-	-	41,403,760	41,674,641
Provision for doubtful accounts, net of reversals	9	-	-	(21,873)	(324,113)
Other operating expenses, net		-	(171,038)	(239,019)	(629,977)

GOODS ACQUIRED FROM THIRD PARTIES		82,368	(28,557)	(22,981,192)	(28,498,399)
Cost of products sold and services rendered		-	-	(15,293,976)	(14,835,671)
Materials, electricity, outsourced services and other		82,368	(28,557)	(7,687,216)	(13,662,728)

GROSS VALUE ADDED		82,368	(199,595)	18,161,676	12,222,152

RETENTIONS		(300)	-	(2,791,523)	(2,718,856)
Depreciation and amortization	17, 18 and 19	(300)	-	(2,791,523)	(2,718,856)

VALUE ADDED PRODUCED BY THE COMPANY		82,668	(199,595)	15,370,153	9,503,296

TRANSFERRED VALUE ADDED		1,208,520	(201,200)	4,006,563	4,738,391
Equity in subsidiaries	16	1,174,834	(392,779)	-	-
Financial income - including inflation adjustments and exchange rate variations	30	33,686	191,579	4,006,563	4,738,391

TOTAL VALUE ADDED TO DISTRIBUTE		1,125,852	(400,795)	19,376,716	14,241,687

DISTRIBUTION OF VALUE ADDED		1,125,852	(400,795)	19,376,716	14,241,687
Payroll and social charges	29	118,881	63,744	7,797,983	7,146,565
Taxes, fees and contributions		(61,719)	-	5,504,504	1,970,474
Financial expenses and rentals		20,730	185,657	5,033,540	5,788,326
Retained losses		-	(650,196)	-	(650,196)
Retained earnings		867,188	-	867,188	-
Dividends declared		180,772	-	180,772	-
Minority holders' share in retained profit		-	-	(7,271)	(13,482)

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2021	2020	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		1,047,960	(650,196)	1,040,689	(663,678)
Adjustments to reconciliate net income (loss) for the period with net cash generated by (used in) operating activities:
Depreciation and amortization	17, 18 and 19	300	-	2,791,523	2,718,856
Interest and exchange variation on short-term investments		(22,530)	(23,087)	(264,764)	(103,310)
Earnings from swap and forward derivative contracts		89	-	(441,554)	(1,090,299)
Provision (reversal) for tax, civil and labor risks		-	-	(66,913)	347,563
Inflation adjustment of judicial deposits		-	-	(15,246)	(11,242)
Inflation adjustment of provision for tax, civil and labor risks	23	-	-	25,731	37,966
Differed income tax and social contribution		-	-	(1,971,461)	274,744
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	17, 18 and 14	-	-	231,965	35,555
Share of profits (losses) from subsidiaries	16	(1,174,834)	392,779	-	-
Interest and exchange rate variation on leases		-	-	210,669	62,250
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	20	7,918	62,634	913,619	2,003,147
Inflation adjustment and exchange rate variation on other assets and liabilities		(554)	(228)	2,198	(71,974)
Provision for losses from property, plant and equipment, intangible and leases	17 and 18	-	-	3,017	155,463
Provision (reversal of provision) for stock option plans		48,612	(29,060)	275,632	(44,142)
Provision for losses with trade accounts receivables, net of reversals	9	-	-	837,822	640,676
Provision for inventory losses, net of reversals	10	-	-	407,207	341,799
Reversal for the provision for carbon credits	29	-	-	(13,618)	46,583
Effect from hyperinflationary economy		-	-	165,826	55,277
Other adjustments to reconcile net (loss) profit		-	-	(70)	(114,286)
		(93,039)	(247,158)	4,132,272	4,620,948

(INCREASE) DECREASE IN ASSETS
Trade accounts receivable and related parties		79,888	255,084	(645,157)	(1,308,030)
Inventories		-	-	(1,117,671)	(1,444,671)
Recoverable taxes		(32,719)	(215,700)	(315,458)	(770,102)
Other assets		(69,548)	(2,185)	(299,770)	152,811
Subtotal		(22,379)	37,199	(2,378,056)	(3,369,992)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		48,724	16,869	467,538	1,004,231
Payroll, profit sharing and social charges, net		223,283	22,289	(42,274)	749,609
Tax liabilities		(12,499)	12,103	(13,232)	382,695
Other liabilities		(121,024)	71	(154,650)	(93,252)
Subtotal		138,484	51,332	257,382	2,043,283

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		23,066	(158,627)	2,011,598	3,294,238

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(5,597)	(4,405)	(976,542)	(331,450)
Release of judicial deposits		(13)	-	(3,893)	66,192
Payments related to tax, civil and labor lawsuits	24	-	-	(132,784)	(221,429)
Proceeds (payments) due to settlement of derivative transactions		-	-	(9,040)	(38,835)
Payment of interest on lease	19 b	-	-	(219,574)	(225,420)
Payment of interest on borrowings, financing and debentures	19	(26,005)	(48,890)	(783,935)	(1,257,665)

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(8,549)	(211,922)	(114,170)	1,285,632

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	-	-	2,661,878
Additions of property, plant and equipment and intangible		(1,432)	-	(1,479,227)	(674,211)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		-	-	114,473	104,204
Acquisition of short-term investments		(585,460)	(1,981,880)	(11,739,911)	(10,371,483)
Redemption of short-term investments		696,089	2,316,232	12,325,210	9,008,931
Redemption of interest on short-term investments		24,206	17,505	127,416	52,667
Receipt of dividends from subsidiaries	15	195,728	128,180	-	-
Investments in subsidiaries		(150,000)	(6,832,264)	-	(102,898)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		179,131	(6,352,227)	(652,039)	679,088

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	19 b	-	-	(1,077,611)	(843,338)
Repayment of borrowings, financing and debentures – principal	19	(497,879)	(2,881,160)	(7,989,607)	(8,483,892)
New borrowings, financing, and debentures	19	-	500,000	6,425,565	1,354,765
Acquisition of treasury shares, net of receipt of option strike price		(174,113)	4,315	(174,113)	51,145
Payment of dividends and interest on equity for the previous period		-	-	-	(133,937)
Receipt of funds due to settlement of derivative transactions		-	-	1,570,584	211,722
Acquired company's liability incurred by acquiror		-	(370,791)	-	(370,791)
Capital Increase		-	7,436,684	-	7,436,684
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(671,992)	4,689,048	(1,245,182)	(777,642)

Effect of exchange rate variation on cash and cash equivalents		-	-	196,976	121,012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(501,410)	(1,875,101)	(1,814,415)	1,308,090

Opening balance of cash and cash equivalents	7	505,699	2,380,800	5,821,672	4,513,582
Closing balance of cash and cash equivalents	7	4,289	505,699	4,007,257	5,821,672

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(501,410)	(1,875,101)	(1,814,415)	1,308,090

 *The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF NOTES

1.	GENERAL INFORMATION	15
2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS	15
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	15
4.	BUSINESS COMBINATION	43
5.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	46
6.	FINANCIAL RISK MANAGEMENT	48
7.	CASH AND CASH EQUIVALENTS	60
8.	SHORT-TERM INVESTMENTS	61
9.	TRADE ACCOUNTS RECEIVABLES	61
10.	INVENTORIES	62
11.	RECOVERABLE TAXES	63
12.	INCOME TAX AND SOCIAL CONTRIBUTION	63
13.	JUDICIAL DEPOSITS	67
14.	NON-CURRENT ASSETS HELD FOR SALE	67
15.	OTHER CURRENT AND NON-CURRENT ASSETS	68
16.	INVESTMENTS	69
17.	PROPERTY, PLANT AND EQUIPMENT	71
18.	INTANGIBLE ASSETS	73
19.	RIGHT OF USE AND LEASE LIABILITIES	77
20.	BORROWING, FINANCING AND DEBENTURES	82
21.	TRADE ACCOUNTS PAYABLES AND REVERSE FACTORING OPERATIONS	86
22.	TAX LIABILITIES	86
23.	PROVISION FOR TAX, CIVIL AND LABOR RISKS	87
24.	OTHER LIABILITIES	91
25.	SHAREHOLDER’S EQUITY	94
26.	OPERATING SEGMENTS	95
27.	REVENUES	97
28.	OPERATING EXPENSES AND COST OF SALES	98
29.	EMPLOYEE BENEFITS	98
30.	FINANCE INCOME (EXPENSES)	104
31.	OTHER OPERATING EXPENSES, NET	106
32.	EARNINGS PER SHARE	107
33.	TRANSACTIONS WITH RELATED PARTIES	108
34.	COMMITMENTS	111
35.	INSURANCE	111
36.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	112
37.	SUBSEQUENT EVENTS	112

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co and its subsidiaries are hereinafter referred to as “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

After restructuring activities carried out for the acquisition process of Avon Products, Inc. (“Avon”), which was completed on January 3, 2020 (note 4), Natura &Co became the holding company of the Natura group. Additionally, on January 6, 2020, Natura &Co began trading American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared and are being presented in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and by the statements from the Brazilian Corporation Law. The financial statements show all the relevant information specific to the financial statements, and only them, which are consistent with those used by the Management in its activities.

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on March 7, 2022.

The individual and consolidated financial statements were prepared based on historical cost, except for financial derivatives instruments, short-term investments and carbon credits recognized in other current and non-current assets that were measured at fair value and non-current assets held for sale and discontinued operations measured at the lower of their carrying amount and the fair value net of selling expenses. The individual and consolidated financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these individual and consolidated financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2021, as described in Note 3.29.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
3.1	Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. An asset is current when it is (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when (i) it is expected to be realized in the normal operating cycle; (ii) it is held primarily for commercial purposes; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note 3.17.

3.2	Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each of the companies operates (“functional currency”). The financial statements are presented in the Company’s functional and presentation currency, the Brazilian Real.

3.2.1	Transactions and balances in a currency other than the functional currency

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

Balance sheet account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the income statement as “finance income” and “finance expenses”.

3.2.2	Subsidiaries with different functional currency

In preparing the consolidated financial statements, the income statement and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at the reporting date. The effects of exchange rate variations resulting from these translations are presented under item Other Comprehensive Income (“OCI”) in the statement of comprehensive income, and in shareholders’ equity.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”) and Cosmeticos Avon Sociedad Anonima Comercial E Industrial (“Avon Argentina), which became a hyperinflationary economy as of July 1, 2018 (see below), in which other than the balance sheet, the revenue and expenses are translated into Reais at the exchange rates prevailing at the reporting date.

3.2.3	Hyperinflationary economy

As of July 2018, Argentina has been considered a hyperinflationary economy. As per CPC 42 - Financial Reporting in Hyperinflationary Economies (IAS 29), the non-monetary assets and liabilities, equity items and the income statement of the subsidiaries Natura Argentine and Avon Argentine, whose functional currency is the Argentinean peso, are adjusted so that the figures are reported in the monetary measurement unit at the reporting date. The monetary unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017, and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by CPC 42 (IAS 29), the operating results of the subsidiaries Natura Argentina and Avon Argentina must be disclosed as highly inflationary as of July 1, 2018 (with effects as of January 1, 2018, year in which the existence of hyperinflation was first identified).

Non-monetary assets and liabilities recorded at historical cost and equity items of Natura Argentina and Avon Argentina were adjusted for inflation based on the aforementioned indexes, and effects of hyperinflation resulting from changes in the overall purchasing power were presented in the income statement. The income statement is adjusted at the end of each reporting period based on the variation in the general price index for the year.

The net effect of inflation adjustment in 2021 on (i) non-monetary assets and liabilities; (ii) equity items; and (iii) income statement, was presented in a specific line for hyperinflation as finance expenses (see note 30).

For the translation of the accounting balances of the subsidiaries Natura Argentina and Avon Argentina to the reporting currency Reais used in the Company’s individual and consolidated financial statements, the following procedures, as required by CPC 02 (R2) - The effects of changes in foreign exchange rates (IAS 21), were adopted:

➢	Assets, liabilities and net equity item balances were translated at the exchange rate prevailing at the reporting date (0.05437 and 0.06189 Argentine peso for each Brazilian Real on December 31, 2021 and 2020, respectively); and

➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (0.05437 and 0.06189 Argentine peso for each Brazilian Real on December 31, 2021 and 2020, respectively), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2021 was 50.6% (36.1% as of December 31, 2020), as per IPC index.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

During the year ended December 31, 2021, as a result of the application of the CPC 42 (IAS 29 – Financial Reporting in Hyperinflationary Economies), the Company’s subsidiaries presented an impact for the year as follows:

	Consolidated
	2021	2020
Net loss on hyperinflationary economy adjustment	(165,826)	(55,277)
Impact on profit or loss	(26,528)	18,667
Monthly average exchange rate impact	15,550	32,160
Capital reserve	-	58,496
Profit reserve	202,677	8,292

3.3	Consolidation

The following procedures are applied in the preparation of the consolidated financial statements:

a)	Investments in subsidiaries

The Company controls an entity when it is exposed to, or is entitled to, the variable returns arising from its involvement with the entity and can affect those returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when the Company obtains control until the date when the control ceases to exist.

In the individual financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared at the same reporting date as the Company. Whenever necessary, adjustments are made to suit subsidiaries’ accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net income or loss for the year regarding these investments is recorded in the income statement of the Company under the item “share of profit (loss) of equity investees”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The other comprehensive income (“OCI”) of subsidiaries is recorded directly in the Company’s shareholders’ equity under the item “OCI”.

Below is a list of the Company’s direct subsidiaries as of December 31, 2021 and 2020:

	Interest - %
	2021	2020
Direct interest:
Avon Products, Inc.	100.00	100.00
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00

The activities of the direct subsidiaries are described below:

➢	Avon Products, Inc.: a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

➢	Natura Cosméticos S.A.: is a privately-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) are consolidated by this entity.

➢	Natura &Co International S.à r.l.: a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

As of December 31, 2021, and 2020, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

3.4	Business combination and goodwill

Business combinations (except for those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred is measured at fair value as of the date of acquisition, as well as the identifiable assets acquired, and liabilities assumed. The consideration transferred does not include amounts related to the settlement of pre-existing relationships, which are generally recognized in the statement of income and losses for the year.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or if it significantly contributes to the ability to continue producing outputs. The financial assets and liabilities assumed are assessed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as of the acquisition date.

Acquisition-related costs are recorded as expenses as incurred and recognized as other operating expenses. Any goodwill arising from the transaction is tested annually for impairment, and when circumstances indicate that the carrying amount may be impaired.

Goodwill is initially measured at cost, as the excess of the aggregate amount of: (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition date; over the net assets acquired (identifiable net assets acquired and the liabilities assumed). When this aggregate amount is lower than the net amount of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is immediately recognized in the income statement. Subsequently, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

In a business combination involving entities under common control, in which all the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method.

When applying this method, the financial statements consider the historical accounting records of the acquired entity as equivalent to the Company’s records, reflecting (a) the operating results and equity position of the acquired company in previous years; (b) the operating results of the Company and its acquired entity resulting from the restructuring; (c) the Company’s assets and liabilities at historical cost (and at the preceding fair value, when applicable); and (d) the earnings per share of the Company in all years presented (adjusted when applicable). In these cases, therefore, there is no calculation of goodwill and any effect recorded in the shareholders’ equity.

3.5	Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, demand deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

3.6	Financial instruments

3.6.1	Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset is measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequently, financial assets are measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company for the management of these financial assets. The business model of the Company for managing financial assets refers to how the Company manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are “non-derivative” financial assets held within a business model with the objective to hold financial assets to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of holding financial assets to collect contractual cash flows and selling them.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the income statement when the asset is written off, modified, or impaired.

The financial assets of the Company classified as amortized cost include balances of trade accounts receivable, other current assets and non-current assets balances (see note 6.6).

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the balance sheet at fair value with net changes in fair value recognized in the income statement. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify according to the fair value through OCI.

Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. The financial assets measured at fair value through profit or loss are investment funds, government bonds, restricted cash, financial bills, mutual investment fund, Dynamo Beauty Ventures fund (“Fund DBV”), Certificate of Bank Deposits (CDB), carbon credit, financial and operational derivatives as presented in note 6.6

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is written off when the rights to receive cash flows from the asset have expired, when the Company transfers its rights or risk to receive cash flows from the asset or when the Company has assumed an obligation to pay the full amount of received cash flows, without significant delay, to a third party under an on-lending agreement and either (i) the Company has transferred substantially all risks and benefits of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and benefits of the asset, but transferred the asset control.

When the Company transfers its rights to receive cash flows of an asset or executes an on-lending agreement, it assesses whether, and at which extent, it has retained the risks and benefits of ownership. When the Company has neither transferred nor retained substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted by an approximation of the original effective interest rate.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

ECLs are recognized in two stages: (i) for credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provisioned for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL); (ii) for credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance for losses is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 5.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.6.2	Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note 20), derivative instruments (note 6), carbon credits, trade accounts payable and reverse factoring operations (note 21), trade accounts payable - related parties (note 21), lease liabilities (note 19), insurance payable (note 24) and dividends payable (note 25).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in CPC 48 / IFRS 9 - Financial Instruments are satisfied.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowing and financing are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are written off as well as through the effective interest rate amortization process.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate amortization is included as finance expenses in the income statement.

This category generally applies to interest-bearing borrowing, financing and debentures (note 20) and lease liabilities (note 19).

Derecognition

A financial liability is written off when the obligation under the liability is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company (including overdraft balances) are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

3.6.3	Derivative financial instruments

Derivative financial instruments transactions contracted by the Company consist of swaps and non-deliverable forwards (“NDF”) intended exclusively to hedge against foreign exchange risks related to statement of financial position, purchase of goods and property, plant and equipment, forecast exports and foreign-denominated cash flows for capital contributions in foreign subsidiaries.

They are measured at fair value, and changes are recognized through profit or loss, except when they are designated as cash flow hedge accounting, which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury department of the Company based on information on each contracted transaction and related market inputs as of the reporting date of the financial statements, such as interest and exchange rates.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

For the purpose of hedge accounting, hedges are classified as: (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and that may affect the result or (iii) hedge of a net investment in a foreign operation.

Even with the adoption of CPC 48 (IFRS 9), the Company opted to maintain the hedge accounting practice in accordance with CPC 38 (IAS 39), according to the transition method provided for in item 7.2.21 of CPC 48 (IFRS 9).

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management goal and strategy for hedging.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

During the years ended December 31, 2021 and 2020, the Company did not carry out transactions related to hedge of fair value or hedge of net investment. Cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Cash flow hedges

It consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect income statement.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the “gains (losses) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in shareholders’ equity, while the ineffective portion of hedge is immediately recognized as finance income (expense).

For the years ended December 31, 2021 and 2020, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 6.2, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%); (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing effectiveness, and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect of the fair value measurement on the shareholders’ equity and the realization on the income statement in the item related to the hedged item.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity and are recognized when the forecast transaction is eventually recognized in the income statement.

If a forecast transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

On the other hand, if a forecast transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in the income statement.

The Company assesses, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

For the years ended December 31, 2021 and 2020, there were no losses related to the ineffective portion recognized in the income statement. The fair values of derivative instruments are disclosed in note 6.6.

3.7	Trade accounts receivable

Trade accounts receivable correspond to amounts receivable for the sale of goods and services in the ordinary course of the activities of the Company and are recognized to the extent that the consideration, which is unconditional, is due by the customer (that is, only the passage of time is required before payment of the consideration is due) and are measured on initial recognition at cost for the consideration to which the Company expects to be entitled in exchange for the products promised to the client.

Subsequently, trade accounts receivable are measured at amortized cost by using the interest rate method and they are subject to impairment test (see note 3.1 above)

3.8	Inventories

Inventories are valued at their average cost and the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company considers the following items when determining its allowance for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “cost of sales”.

3.9	Carbon credits – carbon neutral program

In 2007, the Company assumed, with its associates, clients, suppliers and shareholders, a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

This commitment, which now refers to the operations of all Natura &Co brands, and, despite Brazil having presented, in November 2021, during the twenty-sixth United Nations Climate Change Conference (COP 26), a goal and reduction of greenhouse gas emissions and the neutralization of carbon emissions and being a signatory country of the Kyoto Protocol, does not reflect a legal obligation insofar as specific regulations have not yet been processed by the Legislative Branch.

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a constructive obligation, according to CPC 25 (IAS 37 - Provisions, Contingent Liabilities and Contingent Assets).

The liability is estimated through audited carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date. As of December 31, 2021, the balance recorded as “Other non-current liabilities” (see note 24), refers to the total carbon emissions during the period of 2007 to 2021 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs incurred will generate carbon credits after completion or maturation of these projects. Such expenses are recorded in the line item “other current assets” (see note 15) and are measured on initial recognition at fair value based on the amounts invested and subsequently measured at fair value based on the estimated average value of certificates receivable from recent transactions between unrelated parties.

Upon effective delivery of the related carbon neutral certificates to the Company, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

The difference between the balances of assets and liabilities as of December 31, 2021 and 2020 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of the liability.

3.10	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the income statement. The estimated useful lives of the assets are mentioned in note 17.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying residual amount and are recognized in the income statement as “other operating expenses, net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are reported at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense regarding intangible assets with finite lives is recognized in the income statement in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying amount may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the useful life is changed from indefinite to finite on a prospective basis.

An intangible asset is written off upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon write-offs of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in item “other operating expenses, net”.

The main classes of intangible assets are set forth below:

3.11.1	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 18, and maintenance costs are recognized as expenses when incurred.

Business management system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will be generated and when the asset is controlled by the Company, taking into consideration its economic and technological viability. Contracts involving hosting and/or processing of information in the cloud (“cloud computing arrangements”) generate intangible assets to the extent that on the contract start date, the Company obtains control of the software. Contracts which only provide the right of access to the supplier's software during the term of the contract are treated as a service contract and, consequently, recognized as an expense in the income statement as the service is provided (since the right of receiving access to the supplier's software does not give the Company, at the commencement date of the contract, the power to obtain the future economic benefits arising from the software itself and to restrict third parties' access to those benefits).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life, based on the rates shown in Note 18. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2	Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with definite useful lives, amortization is calculated under the straight-line method, based on the annual rates described in note 18.

3.11.3	Relationship with retail clients, franchisees, sub-franchisees and agents

Relationships with retail clients, franchisees, sub-franchisees and agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method, based on rates shown in note 18.

3.11.4	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized using the straight-line method during the rental period, as shown in note 18.

3.11.5	Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method, based on the rates shown in note 18.

3.12	Impairment of non-financial assets

The Company reviews, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written off to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their current value using a pre-tax discount rate that reflects the subsidiary’s weighted average cost of capital in which the CGU operates, which reflects the risks specific to the CGU and is derived from its existing business and respective risks.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognized in the income statement in expense categories consistent with the function of the impaired asset.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGU) to which the goodwill relates. When the recoverable amount of the CGU is lower than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

3.13	Lease

The Company reviews, at the beginning of the contract, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company (as a lessee) applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19-related rent concession the same way it would account for the change under CPC 06 (R2) (IFRS 16), if the change was not considered a lease modification.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The positive impact arising from the relief provided by the amended standard totaled to R$80,037 on the Company’s statement of income which was recorded as “operating expenses and cost of sales” (R$58,700 in 2020 when the relief was already in place before the amendment).

3.13.1	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note 19.

The right-of-use assets are also subject to impairment, as disclosed in note 3.12.

3.13.2	Lease

At the lease commencement date, the Company recognizes liabilities measured at the current value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the strike price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the current value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate that is implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are disclosed in note 19.

3.13.3	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases regardless of their nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a call option). The Company also applied the lease of low-value assets recognition exemption for leases that, according to its policy, are considered of low value, regardless of their nature. Lease payments in short-term and leases of low-value assets are recognized as an expense using the straight-line method over the lease term.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.14	Non-current assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered mainly through a sale transaction rather than through continuous use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or (disposal group) is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the expectation to sell to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement as profit or loss after taxes in the income statement.

The amounts presented as held for sale and discontinued operations come from Avon’s business combination process. These amounts refer to the discontinuity of the acquired company’s operations in North America and reflect the costs incurred in resolving contingencies associated with that operation. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15	Trade accounts payables and reverse factoring operations

The Company is party of a reverse factoring operation with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade accounts payables and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a “trade accounts payables” and these transactions are presented as operating activities in the cash flow statement.

3.16	Provisions for tax, civil and labor risks

Provisions are recognized when the Company have a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the current value of the expected outflow of resources to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax ,civil and labor risks are monetarily adjusted through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance income (expenses) in note 30.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

The Company has contracts that provide for the payment of success fees arising from tax, civil and labor proceedings in which it is a defendant. The Company, based on its best estimate, calculated, and provisioned the amounts for which it understands that there is an expectation of future disbursement.

3.17	Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

The Company has material uncertain tax positions, and which - in case of any unfavorable outcome under litigation - could result in a material adverse impact to the financial statements.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses, limited to 30% of annual taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as “non-current” as required by CPC 32 / IAS 12 – Income taxes.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. The estimate future taxable income requires judgements, estimates and interpretation of tax laws.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

3.18	Borrowing and financing

Borrowings and financing are initially recognized at fair value, net of transaction costs incurred and are, subsequently, measured at amortized cost. Any difference between raised and settled amounts is recognized in the income statement, using the effective interest rate method during the year in which the borrowing and financing are outstanding.

Borrowings costs attributable to the acquisition, construction or production of an asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are recorded as expense in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a borrowing.

3.19	Employee benefits

3.19.1	Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.19.2	Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.19.3	Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the income statement as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

3.19.4	Defined benefit plans

The Company’s net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of the future benefit that beneficiaries will receive in return for services rendered in previous years. This amount is discounted to its current value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by an external and independent actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the current value of economic benefits available in the form of future reimbursements or reductions in future contributions. To calculate the current value of economic benefits, any applicable minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the income statement on its occurrence date.

3.20	Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares:

i)	Share purchase option plans;

ii)	Restricted share purchase program;

iii)	Share purchase option plan related to the strategy acceleration; and

iv)	Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 29.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under “additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award (vesting date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be vested. The expense or credit of the year is recorded in the income statement under “selling or administrative expenses”, depending on the internal department where the eligible employee is allocated.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

For the purchase options plan and the strategy-acceleration program, even after expiration of the term for exercise, the recognized expense is not reversed since the right has been vested in executive officers.

When an award of equity instruments settlement is canceled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grant conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which the Company or the counterparty have the option of not fulfilling the non-vesting obligation. All cancellations of transactions settled with equity instruments are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (note 32).

3.21	Dividends and interest on net equity

The proposed payment of dividends and interest on net equity made by the Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “Dividends and interest on net equity” in current liabilities, as it is considered a legal obligation provided for by the Company’s bylaws; However, the portion of dividends exceeding minimum mandatory dividends, as declared by the Management after the reporting date, referred to in the financial statements, but before the authorization date for the issuing of the financial statements, is recognized in the line item “Additional proposed dividend”, in shareholders’ equity.

For corporate and accounting purposes, interest on net equity is stated as allocation of income directly in shareholders’ equity.

3.22	Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the income statement regarding the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Upon disposal or transfer of treasury shares to beneficiaries of share-based payment plans (settled in shares), the amount of the consideration received is recognized as an increase in shareholders’ equity, and any gain or loss resulting from the transaction is recorded as a capital reserve.

3.23	Subsidies and government grants

Subsidies and government grants are recognized where there is reasonable assurance that the subsidy will be received, and all attached conditions will be complied with. When the subsidy relates to an expense item, it is recognized as income on a systematic basis over the periods in which the related costs, for which it is intended to offset, are accounted for. When the subsidy relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Subsidies received during the year ended December 31, 2020 amounted to R$192,686 and are related to measures introduced by governments where the Company operates as a measure to mitigate the impact of the Covid-19 pandemic. Those grants were mostly related to payroll assistance resulting from job maintenance programs offered by different jurisdictions in which the Company operates and were substantially discontinued during 2020 and 2021, and there are no material effects that may have impacted the year ended December 31, 2021. There are no (or there were in 2020) unfulfilled conditions or contingencies linked to these subsidies.

3.24	Operating segments

The information per business segment is presented in note 26 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors.

Additionally, the Company has a Group’s Operational Committee (“GOC”) that includes the CEOs of Natura &Co Holding, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of funds among business units, cash flow and talent management.

3.25	Revenue from contracts with customers

Revenue from contracts with customer is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any) are considered.

The nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams are shown below.

3.25.1	Direct sales

Revenue from direct sales is generated by sales to the Company’s consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the Consultant obtains control over the product.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.25.2	Direct sales – Additional charges and penalties for late payments

The Company charges their customers (Consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties based on the consideration that Company expects to be entitled given its history of collection from customers.

3.25.3	Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

3.25.4	Other performance obligation

3.25.4.1	Loyalty program (points campaign)

The Company offers points campaign (loyalty program), in which customers accumulate points - while buying the Company’s products - to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately 5 months (6 cycles).

3.25.4.2	Program for recognition of Natura and Avon consultants’ performance

The Company has performance recognition programs, in which the consultants are awarded based on different indicators, for example, volume of purchases, length of service, among others. The Company believes that this performance recognition program has an added value and hence is considered a commitment to our network. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.25.4.3	Events

The Company organizes events to encourage and recognize the best Consultants. The Company believes that these events have an added value for the Consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company has determined that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.25.4.4	Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the income statement.

3.25.4.5	Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, being initially recognized as deferred revenue. This deferred revenue is allocated to income statement upon the delivery of showcases to the franchisees.

3.25.4.6	Franchises (brand right of use)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company assesses that this item represents a material right and, therefore, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. This amount is initially recognized as deferred revenue. which is allocated to income statement, on a straight-line basis, over the term of the franchise agreement.

3.25.4.7	Royalty revenues

Sales by franchisees and sub-franchisees of the subsidiary The Body Shop are recognized when performance obligations are satisfied, goods are transferred to the customer and the customer is in control. The performance obligation is the license to operate in the market.

Revenues are allocated to the license and are recognized over time, in accordance with the license agreement. Under CPC 47/IFRS 15 – Revenue from Contracts with Customers, the initial franchise fee is not considered a separate performance obligation and, as a result, the amounts charged to the customer are therefore allocated to the license performance obligation and recognized over the term of the agreement.

3.25.4.8	Incentives related to “free-of-charge” products and promotional gifts

The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon Consultants and/or end consumers). Since it is considered a material right, the Company recognizes it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to deliver “free-of-charge” products or promotional gifts occurs at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs, and the customer obtains control of the product.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.26	Sales taxes

Expenses and assets are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the income statement for the year and recorded in net sales.

3.26.1	Exclusion of ICMS from the tax bases for calculating contributions to PIS and COFINS

On March 31, 2017, the Company - based on the conclusion of the judgment by the Full Bench of the Federal Supreme Court (STF) of Extraordinary Appeal No. 574,706/PR, in which it was defined by the system of general repercussion that the ICMS cannot compose the PIS and COFINS tax base - reversed the provision set up in the amount of R$ 297,216 and started to exclude the amount of ICMS from contributions to PIS and COFINS on a monthly basis. At that time, the Company’s decision was based on the position of its legal advisors who understand that the Supreme Court’s judgment should be immediately applicable to all taxpayers and, therefore, the prospect of loss of shares was classified as remote.

Until 2021, the Company recognized, on an accounting basis, tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for lawsuits that had not yet been concluded were considered contingent assets in the financial statements.

On May 13, 2021, the STF partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574,706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices. As a result of this decision, which settled any doubts regarding the merit, the Company recognized, during the current fiscal year, the credits arising from such discussion in the amount of R$135,297, disclosed in other operating expenses, net, and the financial charges were recorded as finance income (expenses).

3.26.2	Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.27	Statement of added value

The purpose of this statement is to show the wealth created by the Company and its distribution during a certain period and it is presented by the Company, as required by Brazilian corporate law.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The statement of added value was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of the Brazilian accounting standard CPC 09 - Statement of Added Value.

3.28	Earnings per share

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has purchase options, restricted shares, strategy acceleration and performance shares that would have a dilutive effect on any earnings per share.

CPC 41 / IAS 33 - Earnings per share requires the presentation of basic and diluted amounts per share, arising from discontinued operations in the income statement or in the notes. The Company chose to present this information together with the information on earnings per share of continuing operations in note 32, presenting the information for continuing operations in the income statement. As required by CPC 41 / IAS 33, this information is presented on the basis of the consolidated income statements.

3.29	New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issue of the Company’s financial statements are disclosed below, except for those which, in the Management’s assessment, cannot produce any effect on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.29.1	Amendments to IAS 1 (CPC 26 (R1)), addressing the classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements (CPC 26 (R1)) to specify the requirements to be considered for classifying liabilities as current or non-current. Among other aspects, the amendments clarify the nature of the right to defer payment of a liability and that this right must exist at the reporting date, in addition to indicating that this classification is not affected by the probability of the entity exercising its right to postponement of settlement of a liability.

The amendments are effective for years beginning after January 1, 2023 and must be applied retrospectively. Considering the nature of the proposed amendments and the Company’s history of compliance with covenants, the Company currently believes that the amended standard has a low impact on the process of preparing the financial statements.

3.29.2	Amendments to IFRS 3 (CPC 15 (R1) in addressing updated references to the Conceptual Framework for Financial Reporting (CPC 00 (R2))

In May 2020, the IASB issued amendments to IFRS 3 - Business Combinations (CPC 15 (R1)), which update references to the previously revised Conceptual Framework for IFRS Financial Reporting (CPC 00 (R2)), in addition to adding an exception to the recognition principle of IFRS 3 to avoid the risk of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be in the scope of IAS 37 (CPC 25) or IFRIC 21 – Levies (ICPC 19), if incurred separately.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and, although not having any current impact on the Company, they may be applicable to new business combinations in the future.

3.29.3	Clarification of the application of the fees in the “10 percent” test for derecognition of financial liabilities under IFRS 9 (CPC 48)

As part of its 2018-2020 annual improvements process, the IASB published amendments to IFRS 9 (CPC 48) seeking to clarify that the fees that the entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability include only those paid or received between the debtor and the creditor, including fees paid or received on behalf of the other.

The amendment is effective for years beginning on or after January 1, 2022. Although the changes do not have an immediate effect on the Company, they will apply to changes and/or derecognition of liabilities to be evaluated in the future.

3.29.4	Amendments to IAS 37 (CPC 25) addressing onerous contracts

In May 2020, the IASB issued amendments to IAS 37 to specify what costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach” where costs that relate directly to a contract to supply goods or services include incremental costs and an allocation of costs directly related to contract activities. The amendments further clarify that general and administrative costs do not directly relate to a contract and are excluded unless they are explicitly charged to the counterparty under the terms of the contract.

The amendment is effective for years beginning on or after January 1, 2022. The Company is currently assessing the potential impact the amendments might have. However, considering the nature of the Company's operations and the absence of significant contracts assessed as onerous, no significant effects are expected.

3.29.5	Inclusion of the definition of “accounting estimates” in IAS 8 (CPC 23), Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. This amendment seeks to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendment is effective for years beginning on or after January 1, 2023. The Company does not expect these changes will have a material impact.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.29.6	Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

3.29.7	Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, in response to a recommendation from the IFRS Interpretations Committee (IFRIC), which aim to establish an exemption from the recognition of deferred tax assets and liabilities, mentioned in the paragraphs that arise from transactions which on initial recognition give rise to equal taxable and deductible temporary differences.

The amendments to the IAS 12 are effective for years beginning on or after January 1, 2023. The Company is currently assessing the potential impact the amendments will have.

3.30	New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2021

The Company applied for the first-time certain standards and amendments, which were effective for years beginning on or after January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.30.1	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), Interest rate benchmark reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), in response to the interest rate benchmark reform (started in phase 1). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate benchmark by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Considering the extinction of LIBOR over the next few years, when applying the amendments to the standards, the Company evaluated the contracts which clauses referred to the benchmark rates in the process of being extinguished. A significant part of the commercial and financing contracts to which LIBOR is associated has a clause replacing this rate with a benchmark or equivalent interest rate (especially changing the benchmark rate to rates commonly applied in the market in lieu of LIBOR, such as (i) SONIA Interest Rate Benchmark (“Sonia”); (ii) Federal Reserve Fund Rates (“Fed Fund Rates”); and (iii) Secured Overnight Financing Rate (“SOFR”)).

For the borrowing and financing presented in note 20, the indebtedness for working capital purposes of the subsidiary The Body Shop already included in the negotiation the determination of Sonia as a replacement rate to Libor. The dollar-denominated credit facility contracted by the Company (“Resolution No. 4131/61”) expires before the end of the US Libor index, which will be discontinued in 2023. Thus, there is no action necessary to renegotiate the benchmarks associated with these debts.

For contracts that do not have a specific clause, a renegotiation will be carried out between the parties. These contracts, however, involve contractual arrangements with commercial partners in irrelevant amounts or intra-group financing operations which do not have an impact on the consolidated financial statements. Accordingly, no change to the risk management strategy was needed to be made by the Company due to the change in the indexes of financial contracts linked to LIBOR.

3.30.2	Amendments to IFRS 16 (CPC 06 (R2)), Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provided a relief to lessees from applying the standard guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic (see note 3.13).

4.	BUSINESS COMBINATION

Avon acquisition

On January 3, 2020, the Company acquired 100% of the voting shares of Avon. The Company’s acquisition was driven to significantly amplify the reach of its multi-channel, multi-brand group. As a result of the restructuring process held upon acquisition, Avon became a wholly owned subsidiary of the Company, and the former shareholders of Avon became shareholders of the Company. As a result, Natura &Co acquired control of Avon and the acquisition was accounted for using the acquisition method.

The transaction costs incurred by the Natura &Co until the conclusion of the transaction on January 3, 2020, were approximately R$ 112,000.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The following table summarizes the calculation of the fair value of the compensation transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of January 3, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41.00
Compensation in the issue of shares	13,195,041
Adjustment to the transferred compensation (a)	171,073
Fair value of the Compensation to be transferred	13,366,114

a)	Related to the effects of replacements and settlements of share-based payment plans, of which the amount of roughly R$80,000 refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and approximately R$ 91,000 refers to the share purchase option plans liquidated as part of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

The fair values of the identifiable assets and liabilities of Avon as of the date of acquisition were:

In thousands of R$

Purchase consideration transferred (1)	13,366,114

Fair value of acquired assets:
Cash and cash equivalents	2,636,108
Trade accounts receivables (2)	1,135,269
Inventories	1,919,683
Other current assets	1,031,136
Non-current assets held for sale	199,050
Property, plant and equipment	2,912,482
Deferred income tax and social contribution	667,034
Right of use (3)	564,669
Other non-current assets	475,096
Judicial deposits	283,885
Recoverable taxes	531,930
Surplus pension plan (other assets)	553,297
Intangible assets (4)	5,846,812

Fair value of liabilities assumed:
Borrowing, financing and debentures	7,256,583
Trade accounts payables	2,915,418
Payroll, profit sharing and social contributions	621,203
Dividends and interest on net equity payable	405,916
Derivative financial instruments	15,518
Other operating expenses	999,653
Provision for restructuring (other liabilities)	152,896
Lease liabilities	777,200
Tax liabilities	341,258
Income tax and social contribution	30,068
Provision for tax, civil and labor risks (5)	1,757,940
Deferred income tax and social contribution (6)	592,534
Other liabilities	1,007,623
Total identifiable net assets at fair value	1,882,641

Non-controlling interest	27,555

Goodwill arising on acquisition (7)	11,511,028

(1)	Refers to the fair value of the acquired shares, which is the amount disbursed on the shares exchange.

(2)	The fair value of the trade accounts receivable amounts to R$ 1,135,269 and is equivalent to it carrying amount and, it is expected that the carrying amount can be collected.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

(3)	The Company measured the lease liabilities acquired using the current value of the remaining lease payments on the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms.

(4)	The fair value of intangibles includes the intangible assets acquired and recognized by Avon before the allocation of the fair value, in the amount of R$ 291,235, plus the effects of the allocation of the fair values described below.

Fair value for the intangibles “Avon” tradename, power brands and developed technology has been calculated based on the income approach and the relief-from-royalty method. The relief from royalty method is often used to calculate the value of a trademark or trade name. This method is based on the concept that if an entity owns a trademark, it does not have to pay for the use of it and therefore is relieved from paying a royalty. The amount of that theoretical payment is used as a surrogate for income attributable to the intangibles. The valuation is obtained by calculating the current value of the savings in royalties after taxes, calculated by applying the proper royalty fee to the projected revenue, using a proper discount rate.

Fair value for relationship with sales representatives has been calculated based on the Multi Period Excess Earnings Method (“MEEM”), method that isolates the income/cash flow that is related to the intangible asset being valued and estimates fair value through the sum of the discounted future excess earnings attributable to the intangible asset.

	Nature	Fair value	Useful life
“Avon” tradename	Represents the fair value of the “Avon” tradename. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions.	2,022,163	Indefinite
Power brands	Represents the fair value of Avon’s main brands. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions as well as the relative importance of the respective brands for Avon’s revenue generation.	517,592	20 years
Technology developed	Represents the fair value of all technology necessary to develop Avon products, including formulae, labeling data, manufacturing processes, regulatory approvals, product packaging, and designs. The relief-from-royalty method has been applied based on existing contractual relations involving Avon’s developed technology.	1,131,573	5 years
Sales Representatives	Represents the fair value of the relationship between Avon and its sales representatives. Fair value is calculated based on the active representatives by country as of the valuation date, multiplied by the respective average ticket price as well as projected information on the average ticket growth which includes future inflation. The churn rate and the projected information have been considered as significant assumptions.	1,884,249	7 to 12 years
		5,555,577

(5)	Contingent liabilities assumed in the acquisition that are considered current obligations arising from past events and that can be measured reliably were recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of CPC 15 (R1) (IFRS 3), to a higher amount that would be recognized in accordance with CPC 25 (IAS 37). The fair value of the contingent liabilities includes the liabilities assumed and recognized by Avon before the allocation of the fair value, in the amount of R$ 872,993, plus the effects of the allocation of the fair values, which totaled R$ 820,103. The table below shows the total amount of contingent liabilities assumed on the date of the transaction, including the attributed fair value:

In thousands of R$

Tax	1,381,418
Civil	157,832
Labor	218,690
Total	1,757,940

(6)	Consists of deferred tax liabilities of approximately R$ 81,423 related to Avon opening balance and net position of deferred tax asset and liabilities related to purchasing price allocation of tax liabilities of R$ 511,111.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

(7)	Goodwill is attributable to strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as expected future profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit, that is, deductible for tax purposes.

After the acquisition date, the subsidiary Avon contributed with R$18,612,091 to revenues and with R$1,542,596 in losses in the Company’s consolidated financial statements for the year ended December 31, 2020. As the acquisition date is January 3, 2020 and there was no significant transaction on the first three days of 2020, such revenues and losses represent the impact in the Company’s financial statements as if the acquisition date had occurred at the beginning of the year.

5.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

5.1	Income tax, social contribution, and other taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income.

The Company has R$12,324,912 of reportable unrecognized tax losses as of December 31, 2021 (R$ 13,369,187 on December 31, 2020). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

5.2	Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note 23. Provisions are recorded for process related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

5.3	Post-employment health care plan

The cost of the post-employment health care plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note 24. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

5.4	Share purchase option plan, restricted share plan, strategy-acceleration program and performance share program

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about it.

The share purchase option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the purchase option plan, restricted share plan and strategy-acceleration program are disclosed in note 29.1.

5.5	Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following three to five years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

5.6	Allowance for trade accounts receivables expected losses

The allowance for expected losses on trade accounts receivables from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade accounts receivable.

5.7	Provision for inventory losses

The allowance for losses on inventories is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

5.8	Leases - Incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the interest rate that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

5.9	Measurement at fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

6.	FINANCIAL RISK MANAGEMENT

6.1	General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company’s Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and, if necessary, the Board of Directors.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Risk management of the Company’s operations is performed by the Company’s Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon International and Natura &Co Latam is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

6.2	Financial risk factors

The Company’s activities expose them to several financial risks: market risks (including foreign currency and interest rate risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using financial instruments to hedge certain risk exposures. The Company does not operate derivative instruments with the purpose of speculation.

a)	Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including currency risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates (detailed below in this note).

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items in view of their dependence on an environment conducive to harvesting and/or extraction in accordance with the sustainability assumptions and the commitments assumed by the Company with the environment may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2021, the Company’s Management assessed these risks and concluded that they are not material. The disclosures about interest rate and liquidity risks discussed below also bring other considerations about sustainability and climate change issues.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2021 and 2020:

Description	Fair value (Level 2)
	Consolidated
	2021	2020
Financial derivatives	516,386	1,857,869
Operating derivatives	251	(11,092)
Total	516,637	1,846,777

b)	Foreign exchange risk

The Company is exposed to foreign exchange risk resulting from financial instruments and operations in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign exchange risk, which establish exposure levels related to these risks.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The treasury procedures defined by the current policies include quarterly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based.

The Company’s foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows, with a six-month average term, not yet recorded in the balance sheet.

Pursuant to the Foreign Exchange Hedging Policy, the derivatives entered into by the Company should eliminate the foreign exchange risk of financial instruments in currencies other than their functional currencies and should also limit losses due to exchange rate variation on future cash flows.

To hedge from the foreign exchange exposures in relation to foreign currency, the Company enters transactions with derivative instruments such as swap and non-deliverable forward (“NDF” or “forward”).

c)	Derivative instruments to hedge foreign exchange rate risk

The Company classifies derivatives between financial and operating derivatives. Financial derivatives include swaps or forwards engaged to hedge the foreign exchange risk the borrowing, financing, debt securities and intercompany borrowings denominated in foreign currency. Operating derivatives are used to hedge the foreign exchange risk from the business’s operating cash flows.

As of December 31, 2021 and 2020, the derivative balances are composed as follows:

Financial derivatives

Consolidated	Fair value		Gain (loss) of fair value adjustment
Description	2021	2020	2021	2020
Swap agreements: (a)
Asset position:
Long position - U.S. dollar	6,881,981	4,683,900	978,350	421,897

Liability position:
Post-fixed CDI Rate:
Short position in CDI	(6,348,442)	(2,803,797)	(823,887)	(172,885)

Forward contracts (NDF):
Liability position:
Post-fixed CDI Rate:	(137)	-	(137)	-
Short position at interbank rate	(17,016)	(22,234)	94	(16,778)
Total net derivative instruments:	516,386	1,857,869	154,420	232,234

a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the years ended on December 31, 2021 and 2020:

Consolidated
Balance as of December 31, 2019	725,572
Losses from swap and forward derivative contracts	1,090,299
Payment of funds due to settlement of derivative transactions – operating activity	(211,722)
Proceeds received due to settlements - financing activity	38,835
Exchange rate variation (OCI)	203,793
Balance as of December 31, 2020	1,846,777
Losses from swap and forward derivative contracts	441,554
Payment of funds due to settlement of derivative transactions – operational activity	(1,570,584)
Proceeds received due to settlements – financing activity	9,040
Exchange rate variation (OCI)	(210,150)
Balance as of December 31, 2021	516,637

For the derivative instruments held by the Company as of December 31, 2021 and 2020, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

Operating derivatives - Consolidated

As of December 31, 2021 and 2020, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Fair value
	2021	2020
Net position in GBP and USD	(404)	(7,670)
Forward contracts	655	(3,422)
Total of derivative instruments, net	251	(11,092)

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2021 and 2020, as set forth in the table below:

	Consolidated
	2021	2020
Borrowing and financing in foreign currency in Brazil (a)	(5,897,015)	(4,246,692)
Trade accounts receivable in foreign currency in Brazil	307,433	236,782
Trade accounts payable in foreign currencies in Brazil	(37,390)	(14,459)
Fair value of financial derivatives	6,882,499	4,680,478
Net asset exposure	1,255,527	656,109

(a)	Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
Parity - R$ vs US$	5.5805	5.7021	4.2765	2.8510
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	6,882,499	7,032,419	5,274,315	3,516,210
Trade accounts receivable in foreign currency in Brazil	307,433	314,130	235,597	157,065

Liabilities denominated in US$
Borrowing and financing in foreign currency in Brazil	(5,897,015)	(6,025,469)	(4,519,102)	(3,012,734)
Trade accounts payable in foreign currencies in Brazil	(37,390)	(38,204)	(28,653)	(19,102)
Impact on net income and shareholders’ equity	1,255,527	27,349	(293,370)	(614,089)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2021 and in line with the first maturities of financial instruments with exchange exposure, R$ 5.7021 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 4.2765 / US$ 1.00) and 50% (R$ 2.8510 / US$1.00), respectively. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures.

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative instruments to hedge borrowings denominated in foreign currency and other expenses of Company, for derivative instruments contracted to hedge the purchase of nationalized materials of subsidiary Natura Indústria and for derivative instruments contracted to hedge the operating cash flows from subsidiary The Body Shop’s foreign currency purchase and sales transactions.

During the year ended December 31, 2021, the Company designated the derivative instruments (forward swap) acquired in May 2021 for the hedge accounting aiming to protect against the variability of cash flow attributable to the Company’s ESG Notes issued on such date (see note 19.1).

The positions of derivative instruments designated as outstanding cash flow hedge on December 31, 2021 are set out below:

Cash flow hedge instrument – Consolidated

				Other comprehensive income
	Hedged item	Notional currency	Fair value	Accumulated contract gain (loss)	Gain (loss) in the period
Currency Swap – US$/R$	Currency	BRL	533,539	64,145	(215,944)
Forward agreements (The Body Shop and Avon)	Currency	BRL	-	-	5,173
Forward contract (Natura Indústria)	Currency	BRL	(129)	(129)	621
Total			533,410	64,016	(210,150)

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in OCI	178,006
Tax effects on fair value of hedge instrument	(61,658)
Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(210,150)
Tax effects on fair value of hedge instrument	72,939
Cash flow hedge balance as of December 31, 2021	21,866

The Company designates as cash flow hedge the derivative instruments used to offset variations arising from foreign currency exposure, in the fair value of contracted debts, other than the functional currency and in the projected operating cash flows in foreign currency.

d)	Interest rate risk

The interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose the Company to cash flow risk associated with interest rate. Financial instruments issued at fixed rates expose the Company to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. The Company’s Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Short-term investments are adjusted by the Certificate of bank deposits (“CDI”) whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Additionally, the Company considered potential aspects related to sustainability and climate change commitments as part of the risks to which it is exposed in relation to the interest rate on financial instruments, except for the risks associated with the ESG notes (disclosed in item (f) below), there is no exposure to material risks which should be subject to specific disclosure.

Sensitivity analysis

As of December 31, 2021, there are borrowing, financing, and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

	Parent	Consolidated
Total borrowing, financing, and debentures - in local currency (note 20)	-	(6,914,117)
Operations in foreign currency with derivatives related to CDI (a)	-	(5,802,715)
Short-term investments (notes 7 and 8)	228,694	2,636,599
Net exposure	228,694	(10,080,233)

(a)	Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing and financing, net of short-term investments, linked to CDI (notes 7 and 8).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

	Description	Company Risk	Probable scenario	Scenario II	Scenario III
Parent	Net asset	Rate increase	2,516	8,376	14,236
Consolidated	Net liability	Rate increase	(110,883)	(369,189)	(627,495)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2021. Scenarios II and III consider an increase interest rates by 25% (12.81% per year) and 50% (15.38% per year), respectively, over a CDI rate of 10.25% per year.

e)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s sales are made to a high number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the “allowance for expected credit losses” in “trade accounts receivables”, as shown in note 9.

The Company is also subject to credit risks related to financial instruments entered for the management of its business, mainly represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered as first tier by the Management.

The short-term investments policy adopted by the Company’s Management establishes the financial institutions with which the Company is allowed to do business, in addition to defining limits on funds allocation percentages and absolute amounts that may be allocated in each of these financial institutions.

f)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Parent		Consolidated
	2021	2020	2021	2020
Total current assets	547,970	988,266	17.449,877	18,734,820
Total current liabilities	(267,314)	(566,230)	(13,693,877)	(16,159,586)
Total net working capital	280,656	422,036	3,756,000	2,575,234

As of December 31, 2021, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Parent	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Trade accounts payables, related-parties’ and reverse factoring operations	65,859	-	-	65,859	-	65,859
Dividends and interest on shareholders' equity payable	180,772	-	-	180,772	-	180,772

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	1,339,240	7,288,382	7,495,223	16,122,845	(3,406,013)	12,716,832
Lease liability	1,154,697	2,086,269	829,511	4,070,477	(522,615)	3,547,862
Trade accounts payables, related parties and reverse factoring operations	6,770,579	-	-	6,770,579	-	6,770,579
Dividends payable	180,772	-	-	180,772	-	180,772

The Company had a secured credit facility of up to seventy million pounds (£70 million), which could be withdrawn in installments to meet the short-term financing needs of subsidiary The Body Shop and was being used by the subsidiary since the first quarter of 2020, to reinforce working capital and liquidity. During 2021’s first quarter, this credit facility was settled.

In April 2021, a new credit facility in the amount of one hundred million pounds (£100 million) was contracted, and the total amount was used as of June 30, 2021. See more details in note 19.1.

Matters related to climatic factors and other sustainability commitments assumed may expose the Company to possible risks related to its financial instruments, especially related to the potential variability of cash flows required to settle obligations with third parties on financing that involve such commitments. On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to interest of 4.125% p.a. and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1,000,000, and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for hedging purposes. The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) will lead to a 65-basis point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

6.3	Covid-19 Impacts

The Company is monitoring the evolution of the Covid-19 pandemic in the markets it operates, especially with, regard to restrictive measures adopted by these jurisdictions. The Crisis Committee created in the second quarter of 2020 continuously analyzes the situation and acts to minimize impacts on the operations and on the equity and financial position of the Company, with the objective of implementing appropriate measures, ensuring the continuity of operations, hedge cash, improve liquidity and promote the health and safety of all.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

In view of this scenario, the Company’s Management reviews the recoverability expectations of its financial and non-financial assets in the preparation of this financial statements, considering the most recent information available and reflected in the Company’s business plans. During the years of 2021 and 2020, there was no deterioration identified with respect to the Company’s liquidity, its cash position or leverage that could impact compliance with financial covenants and short-term commitments of the Company. There were also no significant deviations from the projections or market assumptions of future results associated with the impairment tests of assets on December 31, 2021 and 2020 (except with regard to the impairment of the stores, as discussed below).

On a supplementary basis, considering the uncertainties associated with the adversities observed in the economic scenario, the Management also assesses the possible effects on the individual and consolidated financial statements, as discussed below:

6.3.1.	Revenues

The Company’s and its subsidiaries’ businesses were mainly affected by the pandemic during 2020, with results recovering from the reduction in restrictions in the markets in which it operates. The transition to the digital environment continued across all our brands, making it possible to offset the impact of store closures, with an increase in e-commerce sales, in addition to the growth seen in direct sales revenues.

6.3.2.	Allowance for trade accounts receivables expected credit losses

The Company assesses the impact of the pandemic on trade accounts receivable, due to the possibility of increasing credit risk, with the aim of ensuring the sustainability of the chain and supporting its customer network. Changes in allowances for expected credit losses are presented in Note 9.

6.3.3.	Impairment of non-financial assets

Retail operations (mainly composed of physical stores) are not considered essential by government authorities, which led to the closure of part of these locations during different periods of 2020 and 2021. Due to this adverse scenario, we performed an impairment test for the cash generating units that comprise these operations and as a result, an impairment in the amount of R$148,050 in December 31, 2020 was recorded, as disclosed in note 19.

6.3.4.	Lease

The Company renegotiated contracts and obtained discounts on store lease payments, mainly during the year ended December 31, 2020, as mentioned in note 19.

6.3.5.	Going concern

Company’s Management concluded that there are no material uncertainties that could cast significant doubt about its ability to continue operating indefinitely.

6.3.6.	Capital management and liquidity risk and covenants

The Company used part of the resources from private funding and capital increase (see notes 20 and 25), to accelerate its investments in the digitization of operations, which were intensified as a result of the Covid-19 pandemic. Continuous cost management, including on other investments and discretionary expenditures, and Governments’ incentives were mainly during the year ended December 31, 2020. The Company ended the years ended December 31, 2021 and 2020 with a robust cash position, resulting in greater deleveraging and ensuring compliance with our financial covenants.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

6.4	Cyber-incident

In June 2020, the subsidiary Avon became aware that it was exposed to a cyber-incident in its Information Technology (“IT”) environment that interrupted some systems and partially affected Avon’s operations. Avon involved leading external experts in cybersecurity and general IT controls, initiating a comprehensive containment and correction effort, as well as a forensic investigation. By mid-August, Avon had reestablished all its main business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a significant impact on the revenue performance of the subsidiary for the year ended December 31, 2020, despite having resulted in a phasing of the subsidiary’s revenue from the second to the third quarter of 2020, as the subsidiary met the order backlog that was created. The incremental expense incurred as a result of the cyber-incident was not material.

Although it has no indication that the accuracy and completeness of any financial information has been affected as a result of the incident, the subsidiary has performed extensive procedures to validate the accuracy and completeness of its financial information.

6.5	Capital management

The Company’s capital management objectives are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by EBITDA. The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer Para Ver” and DBV funds).

6.6	Fair value estimate

Financial instruments that are measured at fair value at the reporting dated as prescribed by IFRS 13/CPC 46 – Fair Value Estimate follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and

➢	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2021 and 2020 is presented as follows:

Parent				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2021	2020	2021	2020
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	4,289	1,501	4,289	1,501
Certificate of bank deposits		Amortized cost	Level 2	-	504,198	-	504,198
				4,289	505,699	4,289	505,699
Short-term investments
Exclusive investment funds	8	Fair value through profit or loss	Level 2	228,694	340,999	228,694	340,999

Trade accounts receivables – related parties	33.1	Amortized cost	Level 2	190,522	115,952	190,522	115,952
Judicial deposits	13	Amortized cost	Level 2	13	-	13	-

Financial liabilities

Financial and operating derivatives		Fair value – Hedge instruments	Level 2	(89)	-	(89)	-
Borrowing in local currency	20	Amortized cost	Level 2	-	(515,966)	-	(515,966)
Trade accounts payables, reverse factoring operations and related parties	21/ 33.1	Amortized cost	Level 2	(65,859)	(16,887)	(65,859)	(16,887)
Dividends payable		Amortized cost	Level 2	(180.772)	-	(180.772)	-
Insurance payable	24	Amortized cost	Level 2	-	(71)	-	(71)

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2021	2020	2021	2020
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	3,349,398	4,436,576	3,349,398	4,436,576
Certificate of bank deposits		Amortized cost	Level 2	7,639	808,988	7,639	808,988
Repurchase operations		Fair value through profit or loss	Level 2	650,220	576,108	650,220	576,108
				4,007,257	5,821,672	4,007,257	5,821,572
Short-term investments	8
Government securities		Fair value through profit or loss	Level 2	435,898	864,940	435,898	864,940
Restricted cash		Fair value through profit or loss	Level 2	44	40,425	44	40,425
Financial treasury bills		Fair value through profit or loss	Level 2	646,586	505,152	646,586	505,152
Loan investment fund		Fair value through profit or loss	Level 2	896,212	817,253	896,212	817,253
DBV Fund		Fair value through profit or loss	Level 3	36,921	16,104	36,921	16,104
Certificate of bank deposits		Fair value through profit or loss	Level 2	-	292,878	-	292,878
				2,015,661	2,536,752	2,015,661	2,536,752

Trade accounts receivables	9	Amortized cost	Level 2	3,476,359	3,597,535	3,476,359	3,597,535
Judicial deposits	13	Amortized cost	Level 2	585,284	566,190	585,284	566,190
Carbon Credits	15	Fair value through profit or loss	Level 2	11,479	4,097	11,479	4,097
Sublease receivables	15	Amortized cost	Level 2	347,174	357,538	347,174	357,538
Receivables from service providers	15	Amortized cost	Level 1	162,268	135,030	-	135,030
				4,582,564	4,660,390	4,582,564	4,660,390

Financial and operating derivatives		Fair value – Hedge accounting instruments	Level 2	533,410	1,768,122	533,410	1,768,122
Financial and operating derivatives		Fair value through profit or loss	Level 2	441,719	139,856	441,719	139,856
				975,129	1,907,978	975,129	1,907,978

Financial liabilities
Borrowing, financing and debentures	20
Borrowing in local currency		Amortized cost	Level 2	(6,914,117)	(9,591,809)	(2,100,465)	(9,466,921)
Foreign currency borrowings		Amortized cost	Level 2	(5,802,715)	(4,231,104)	(5,755,272)	(4,459,081)
				(12,716,832)	(13,822,913	(7,855,737)	(13,926,002)

Carbon credits		Fair value through profit or loss	Level 2	(19,511)	(5,560)	(19,511)	(5,560)

Financial and operating derivatives		Fair value through profit or loss	Level 2	(458,492)	(61,201)	(458,492)	(61,201)

Lease	19	Amortized cost	Level 2	(3,547,862)	(3,858,455)	(3,547,862)	(3,858,455)
Trade accounts payables and reverse factoring operations	21	Amortized cost	Level 2	(6,770,579)	(6,774,205)	(6,770,579)	(6,774,205)
Insurance payable	24	Amortized cost	Level 2	(127,413)	(159,094)	(127,413)	(159,094)
Dividends payable	25	Amortized cost	Level 2	(180,772)	-	(180,772)	-

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

When measuring, the carrying amount represents a reasonable approximate fair value, as described below:

(i)	the cash and cash equivalents, trade accounts receivable, accounts payable to suppliers and other current liabilities balances are equivalent to their book values, mainly due to the short-term maturities of these instruments.

(ii)	the short-term investment balances measured at (a) amortized cost approximate their fair values as the operations are carried out at floating interest rates and (b)fair value against profit or loss consider the rates agreed between the parties upon contracting investments, including market information that render this calculation possible.

(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	The fair value of foreign exchange rate derivatives (swap and forward) is determined based on future exchange rates at the reporting date, with the resulting value discounted to present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltd. (“DBV”) Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase (reduction) of 1% in the applied discount (16.7%) would result in an increase (reduction) in the fair value of the investment by R$438.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2021 and 2020 for these assets and liabilities.

7.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	2021	2020	2021	2020
Cash and banks	4,289	1,501	3,349,398	4,436,576
Certificate of bank deposits (a)	-	504,198	7,639	808,988
Repurchase operations (b)	-	-	650,220	576,108
	4,289	505,699	4,007,257	5,821,672

(a)	As of December 31, 2021, investments in Certificate of Bank Deposits (“CDB”) bear interest at an average rate of 103.0% of the CDI (103.2% in 2020) with daily maturities redeemable with the issuer itself, without significative loss of value.

(b)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). As of December 31, 2021, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2020).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

8.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	2021	2020	2021	2020
Exclusive investment funds (a)	228,694	340,999	-	-
Mutual investment funds (b)	-	-	896,212	817,253
Certificate of bank deposits	-	-	-	292,878
Treasury bills (c)	-	-	646,586	505,152
Government securities (LFT) (d)	-	-	435,898	864,940
DBV fund	-	-	36,921	16,104
Restricted cash	-	-	44	40,425
	228,694	340,999	2,015,661	2,536,752

Current	228,694	340,999	1,978,740	2,520,648
Non-current	-	-	36,921	16,104

(a)	The Company concentrate most of its investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Company are presented under item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component. The balance as of December 31, 2021, related to the “Crer para Ver” line within the exclusive investment fund is R$96,070 (R$57,609 as of December 31, 2020).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the Natura entities of the Hispanic America mainly in Argentina, Chile, Colombia and Mexico.

(c)	As of December 31, 2021, investments in Treasury bills are remunerated at an average rate of 120.0% of the CDI (136.6% as of December 31, 2020).

(d)	As of December 31, 2021, investments in Government securities (LFT) are remunerated at an average rate of 102.0% of the CDI (105.9% of the CDI as of December 31, 2020).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2021 and 2020 is as follows:

	Consolidated
	2021	2020
Certificate of bank deposits (CDB)	-	292,878
Repurchase operations (cash and cash equivalents)	569,349	576,108
Financial letter	646,586	505,152
Government securities (LFT)	428,865	864,940
	1,644,800	2,239,078

9.	TRADE ACCOUNTS RECEIVABLES

	Consolidated
	2021	2020
Trade accounts receivables	3,930,340	4,029,643
(-) Allowance for expected credit losses	(453,981)	(432,108)
	3,476,359	3,597,535

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivables by exposure to allowance for expected credit losses as of December 31, 2021 and 2020:

	Consolidated
	2021		2020
	Trade accounts receivables	Allowance for expected credit losses	Trade accounts receivables	Allowance for expected credit losses
Current	2,488,412	(80,087)	1,988,583	(53,352)
Past due:
Up to 30 days	937,227	(68,782)	1,506,460	(76,848)
31 to 60 days	140,757	(56,784)	173,121	(56,124)
61 to 90 days	97,713	(49,731)	111,735	(54,172)
91 to 180 days	266,231	(198,597)	249,744	(191,612)
	3,930,340	(453,981)	4,029,643	(432,108)

The changes in the allowance for expected credit losses for the year ended December 31, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(107,995)
Additions, net of reversals	(640,676)
Write-offs (a)	372,660
Exchange rate variation	(56,097)
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(837,822)
Write-offs (a)	817,446
Exchange rate variation	(1,497)
Balance as of December 31, 2021	(453,981)

(a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolios.

10.	INVENTORIES

	Consolidated
	2021	2020
Finished products	4,619,237	3,925,215
Raw materials and packaging	1,166,681	1,015,156
Auxiliary materials	195,364	170,188
Products in progress	38,189	36,025
(-) Provision for inventory losses	(615,945)	(602,314)
	5,403,526	4,544,270

The changes in the provision for inventory losses for the years ended December 31, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(185,232)
Additions, net of reversals (a)	(673,201)
Write-offs (b)	354,692
Exchange rate variation	(98,573)
Balance as of December 31, 2020 (*)	(602,314)
Additions, net of reversals (a)	(407,207)
Write-offs (b)	396.233
Exchange rate variation	(2,657)
Balance as of December 31, 2021	(615,945)

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

(*) the original amounts presented as of December 31, 2020 were reclassified for a better disclosure. Note that this reclassification does not impact the total amount originally presented as provision for inventory losses.

a)	It refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

11.	RECOVERABLE TAXES

	Parent		Consolidated
	2021	2020	2021	2020
ICMS on purchase of goods (a)	-	-	732,853	681,147
Taxes on purchase of goods – foreign subsidiaries	-	-	313,214	230,260
ICMS on purchases of PP&E	-	-	12,138	9,578
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	-	-	984,737	780,841
Withholding income tax	56,356	23,637	56,356	23,637
Withholding PIS, COFINS and CSLL	-	-	1,673	1,669
Tax on Manufactured Goods - IPI (c)	-	-	114,179	77,096
Other	-	-	164,099	199,333
	56,356	23,637	2,379,249	2,003,561

Current	56,356	23,637	1,029,625	1,071,349
Non-current	-	-	1,349,624	932,212

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Imposto sobre Produtos Industrializados) payable in future operations of the Company.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

12.1	Deferred

The deferred Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL amounts arise from temporary differences in the subsidiaries. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized. The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction.

The amounts are as follows:

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

i)	Breakdown of deferred income tax and social contribution – Assets:

	Consolidated
	2021	2020
Tax loss carryforwards (a)	2,099,768	492,384
Allowance for expected credit losses	224,231	205,033
Provision for inventory losses	244,854	169,181
PP&E and Intangible assets – Depreciation and amortization	308,406	351,784
Lease liabilities	441,860	155,470
Other accruals, reserves and provision for tax, civil and labor risks (b)	418,861	519,293
Employee benefits	317,835	479,536
Other temporary differences	433,041	448,991
Total Deferred Tax Assets	4,488,856	2,821,671

Effect of changes in fair value of derivative instruments, including hedge accounting transactions (c)	(137,410)	(638,965)
PP&E and Intangible assets – useful life adjustment	(312,914)	(328,698)
Employee benefits	(215,235)	(197,458)
Right of use assets	(423,095)	(171,788)
Fair value of identifiable net assets in business combination (d)	(1,002,167)	(1,108,693)
Other temporary differences	(438,001)	(324,389)
Total Deferred Tax Liabilities	(2,528,823)	(2,769,991)

Net Deferred income tax and social contribution	1,960,033	51,680

Deferred income taxes and social contribution assets (e)	2.954.074	1.339.725
Deferred income taxes and social contribution liabilities (e)	(994.041)	(1.288.045)

a)	The variation in the period is due to increase in tax loss carryforwards and negative basis resulted from the recording of approximately R$823 million related to the subsidiary Avon Luxembourg S.A.R.L in the period, resulting from corporate restructuring and expectation of realization of the recorded amount.

b)	Includes (i) allowance under the accrual basis, reflecting authentic expenses incurred in the year, but for which suppliers have not issued invoice, a (ii) deferred revenue and (iii) other accruals not currently deductible for tax.

c)	Variation in the period refers to settlement of hedge instruments associated to Bonds with exposition to foreign exchange variation.

d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.

e)	Balance already include any offsetting of deferred tax assets and liabilities of the same nature and originating form the same jurisdiction.

The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is a position of deferred income tax liabilities for the subsidiaries Avon, The Body Shop and Aesop.

Management monitors the performance of all its entities and evaluates whether deferred income tax assets can be realized from the four sources of taxable income: utilization of carryback losses, reversing taxable temporary differences, tax planning opportunities and forecasts of future taxable income. The Company does not have deferred income tax assets that cannot be supported by one or more of these sources of income.

As of December 31, 2021, the Company had balances of deferred income tax asset on tax losses in the amount of R$12.3 billion (R$13.3billion as of December 31, 2020) which do not expire and had not been recognized in accounting books due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l (previously known as “Avon Luxembourg”).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	10,486,753	9,890,238	596,515
Credits (b)	668,067	-	668,067
Other future deductible Items	1,170,092	83,584	1,086,508
Total	12,324,912	9,973,822	2,351,090

a)	During 2022, expirations of approximately R$168 million are expected, the remaining expirations would start to occur in 2023 and future periods with the majority of tax losses.

b)	During 2022, expiration of approximately R$10 million are expected; the remaining expirations would start to occur in 2023 and in future periods, with the majority of claims subject to statute of limitations in 2027.

Management continuously evaluates tax planning opportunities to prevent tax attributes from expiring unutilized. As of December 31, 2021, there are no prudent and feasible tax planning opportunities that management would and could implement. In addition, for the credits noted above, there are no other sources of income available and as a result, these credits remain unrecognized.

Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of income to allow for their recognition. Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss-making factors, changes in operations and other factors.

A major part of active deferred tax not recognized is associated with the acquisition of Avon’s operations. In 2021 and 2020, there was no event or circumstance that could allow its recognition.

12.2	Reconciliation of income tax and social contribution:

	Parent		Consolidated
	2021	2020	2021	2020
Income (loss) before income tax and social contribution (1)	986,241	(650,196)	(7,297)	(388,935)
Income tax and social contribution at the rate of 34%	(335,322)	221,067	2,481	132,238
Benefit of expenses with research and technological innovation	-	-	26,277	23,033
Tax incentives		-	-	10,018
Investment subsidies (a)	-	-	469,863	128,173
Share of profit of equity investees	399,444	-	-	-
Effect from differences of tax rates of entities abroad	-	-	(139,924)	(166,394)
Taxation of profits of foreign subsidiaries	-	-	(77,072)	(56,194)
Deferred income tax recognized (not recognized) from tax losses carryforward (b)	-	(221,067)	888,900	(104,160)
Tax benefits of interest on own equity (IOE)	-	-	-	10,275
Exercise of purchase options and restricted share plans	-	-	(57,526)	(9,770)
Non-Deductible donation and contribution	-	-	-	(12,509)
United Kingdom Tax Law rate change (c)	-	-	(180,174)	(63,428)
Withholding Taxes	-	-	-	(63,754)
Transfer pricing adjustments	-	-	(36,807)	(67,529)
Other permanent differences	(2,403)	-	151,968	(34,743)
Income tax and social contribution revenue (expenses)	61,719	-	1,047,986	(274,744)

Income tax and social contribution - current	61,719	-	(923,476)	(292,828)
Income tax and social contribution - deferred	-	-	1,971,462	18,084

Effective Rate- %	6.0	-	(14.362)	(70.6)

a)	The Company has tax incentives arising from its ordinary operations (investment subsidies).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

b)	As of December 31, 2021, the Company had balances of deferred income tax asset on tax losses in the amount of R$12.3 billion (R$13.3billion as of December 31, 2020) which do not expire and had not been recognized in accounting books due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l.

c)	During 2021 and 2020, the income tax rate in the UK was changed. In 2021, the enacted tax rate increased from 19% to 25% (17% to 19% in 2020) which resulted in an increase in the Company’s deferred tax liabilities associated with UK. Such increase was accrued through deferred income tax expense during 2021 and 2020.

(1)	At consolidated level, income (loss) before income tax and social contribution included the losses with discontinued operations.

On the second half of 2021, the Company approved and initiated a restructuring plan of it operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO), for the other entities of the Group. From this restructuring, a deferred income tax asset amounting to roughly R$823 million, was recognized, based on the Management´s conclusion that recoverability of these amounts is probable in the regular course of Natura &Co Luxembourg’s activities, and which should occur within a period not exceeding 20 years.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2021 and 2020 were as follows:

	Consolidated
	Asset	Liability
Balance at December 31, 2019	374,448	(450,561)
Effect on income statement	(19,639)	37,723
Reserve for grant of options and restricted shares	96,181	-
OCI impact	(61,658)	-
Currency Translation Effect	283,359	(314,527)
Business combination	667,034	(560,680)
Balance at December 31, 2020	1,339,725	(1,288,045)
Effect on income statement	1,728,281	243,180
Reserve for grant of options and restricted shares	(106,979)	-
Transfer between income tax and deferred social contribution – assets and liabilities	16.437	(16.437)
OCI impact	72,939	-
Currency translation effect	(96,329)	67,261
Balance as of December 31, 2021	2,954,074	(994,041)

12.3	Non-levy of income taxes on amounts adjusted by Selic when returning taxes unduly paid (indébitos tributários)

On September 24, 2021, the Federal Supreme Court (STF), in a judgment with general repercussions, ruled that the levy of income tax and contribution on net income on undue tax payments adjusted by Selic was unconstitutional, concluding that the Selic rate represents a mere indemnity for delay in the payment of debt and not an increase in equity (which is the triggering event for the levy of said taxes).

Based on the decision of the STF, as well as the legal grounds presented in the decision of the Supreme Court, the Company concludes that there has been a change in the facts and circumstances on which this decision was based and, as required by ICPC 22 (IFRIC 23), reassessed the expectation of being entitled to the right in relation to undue tax payments, considering that it is probable that the tax treatment will be accepted.

Accordingly, the credit amounts up to the date of the STF decision were recognized in the amount of R$33,600.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

13.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2021 and 2020 are as follows:

	Consolidated
	2021	2020
Unaccrued tax proceedings (a)	273,295	262,654
Accrued tax proceedings (b)	266,828	252,961
Unaccrued civil proceedings	8,212	9,671
Accrued civil proceedings	2,821	2,189
Unaccrued labor proceedings	11,970	14,166
Accrued labor proceedings	22,158	24,549
Total judicial deposits	585,284	566,190

a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 23.2.1, contingent liabilities - possible risk of loss.

b)	The tax proceedings related to these judicial deposits basically refer to the sum of amounts disclosed in note 23.1.1 and the amount accrued as explained in the note 22.

Changes in judicial deposits balances for the year ended December 31, 2021 and 2020 are presented below:

Consolidated
Balance as of December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	18,377
Redemptions	(64,761)
Inflation adjustment	11,242
Payments / write-offs for expenses	(17,739)
Exchange rate variation	(2,069)
Balance as of December 31, 2020	566,190
New deposits	39,071
Redemptions	(21,533)
Inflation adjustment	15,246
Payments / write-offs for expenses	(13,645)
Exchange rate variation	(45)
Balance as of December 31, 2021	585,284

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

14.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of Avon. The changes in the balance for the year ended December 31, 2021 and 2020 are as follows:

	Consolidated
	2021	2020
Balance at the beginning of the year	181,279	199,050
Additions (a)	9,028	25,779
Transfer to Property, Plant and Equipment, other assets and liabilities (b)	(25,779)	(29,610)
Sale (c)	(97,905)	(61,760)
Exchange rate variation	(13,702)	47,820
Balance as of the end of the year	52,921	181,279

a)	During the third quarter of 2021, the subsidiary Avon made its operations in India available for sale.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

b)	In the first quarter of 2021, the subsidiary Avon identified new circumstances in the sale transaction of the Saudi Arabia operation, which in 2020 was classified as an available-for-sale asset, which resulted in the reclassification of this transaction from held for sale to property, plant and equipment. At the time of the reclassification, an actual depreciation was recorded, resulting in an immaterial impact on the consolidated financial statements.

c)	During the third and fourth quarters of 2021, the subsidiary Avon completed the sale of the operations located in Spain, India and Saudi Arabia, resulting in a gain of roughly R$14,600.

As of December 31, 2021, the assets held for sale include the subsidiary Avon properties, located in Brazil (on December 31, 2020, they were composed of Saudi Arabia, Brazil and Spain).

15.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	2021	2020	2021	2020*
Marketing and advertising advances	-	-	80,078	48,767
Supplier advances	6,215	-	350,830	257,703
Employee advances	187	-	17,402	65,180
Rent advances and guarantee deposit (a)	-	-	172,465	183,793
Advance insurance expenses	-	-	160,911	201,573
Overfunded pension plan (b)	-	-	1,043,799	683,425
Customs broker advances - Import taxes	-	-	60,739	34,016
Sublease receivables (c)	-	-	347,174	357,538
Carbon credits	-	-	11,479	4,097
Receivables from service providers (d)	-	-	162,268	135,030
Other	843	2,127	268,066	172,666
	7,245	2,127	2,675,211	2,143,788

Current	6,397	1,979	912,160	616,120
Non-current	848	148	1,763,051	1,527,668

(*) some amounts originally presented as of December 31, 2020 were reclassified for a better disclosure. Note that this reclassification does not impact the total amount originally presented as current and non-current assets.

a)	Mainly related to: (i) advances of lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions on IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon. The variation in the period is due to the valuation of funds linked to the pension plan mainly in the United Kingdom (see note 24).

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
16.	INVESTMENTS

	Parent
	2021	2020
Investments in subsidiaries, net of losses	28,281,178	26,944,279

Information and changes in the balances for the years ended December 31, 2021 and 2020:

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	7,816,896	(4,789,637)	6,429,288	9,456,547

Shareholders’ equity interest (unsecured liabilities)	7, 816,896	(4,789,637)	6,429,288	9,456,547
Fair value adjustment of acquired assets and liabilities	-	5,066,922	-	5,066,922
Tax benefits resulted from income taxes from subsidiaries (a)	-	376,519	-	376,519
Goodwill	-	13,381,190	-	13,381,190
Total	7,816,896	14,034,994	6,429,288	28,281,178

Subsidiaries net income (loss) for the year	934,151	(940,516)	1,181,199	1,174,834

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Gain or (loss) of equity investees	934,151	(940,516)	1,181,199	1,174,834
Exchange rate variation and other adjustments in the translation of investments of foreign subsidiaries	229,840	189,773	(543,668)	(124,033)
Capital increase/Investment by the Company	-	-	150,000	150,000
Hyperinflationary economy adjustment effect	15,550	(30,286)	-	(14,736)
Contribution of the Parent Company to purchase option plans granted to subsidiaries executive officers and other reserves, net of tax effects	23,676	49,888	-	73,564
Effect on hedge accounting, net of tax effects	(137,123)	(89)	-	(137,212)
Payment of dividends and interest on equity	(349,384)	-	-	(349,384)
Actuarial effect	11,306	341,590	-	352,898
Hyperinflationary economy adjustment effect - reserve	159,806	42,871	-	202,677
Other investment effects	-	8,315	-	8,315
Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop (R$2,063,671) and Aesop (R$143,180), according note 18.

(a)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination and is expected to be realized from the operations of the subsidiaries Aesop and TBS in the United Kingdom.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100,00%	100,00%	100,00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	6,929,074	(4,583,531)	5,641,757	7,987,300

Shareholders’ equity interest (unsecured liabilities)	6,929,074	(4,583,531)	5,641,757	7,987,300
Fair value adjustment of acquired assets and liabilities	-	7,182,830	-	7,182,830
Tax benefits resulted from income taxes from subsidiaries	-	263,121	-	263,121
Goodwill	-	11,511,028	-	11,511,028
Total	6,929,074	14,373,448	5,641,757	26,944,279

Subsidiaries net income (loss) for the year	1,102,271	(1,527,153)	32,103	(392,779)

Balances as of December 31, 2019	3,392,677	-	-	3,392,677

Equity pickup gain (losses)	1,102,271	(1,527,153)	32,103	(392,779)
Exchange rate variation and other adjustments in the translation of investments of foreign subsidiaries	1,970,795	1,870,219	(456,731)	3,384,283
Effect on exchange rate changes related to intercompany loans	-	350,950	-	350,950
Hyperinflationary economy adjustment effect	66,788	-	-	66,788

Contribution of the Parent Company to purchase option plans granted to subsidiaries executive officers and other reserves, net of tax effects	127,930	-	-	127,930
Effect on hedge accounting, net of tax effects	116,348	-	-	116,348
OCI from benefit and defined contribution plans	(19,555)	(61,399)	-	(80,954)
Capital increase	300,000	465,936	6,066,328	6,832,264
Distribution of dividends and interest on equity	(128,180)	-	-	(128,180)
Write-offs awards granted from the subsidiary Avon’s plans	-	(91,219)	-	(91,219)
Acquisition amount	-	13,366,114	57	13,366,171

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop (R$1,946,741) and Aesop (R$142,090), according note 18.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
17.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	Write-offs Impairment	Transfers	Exchange rate variation	2021
Cost:
Vehicles	2 to 5	79,228	4,951	(59,053)	-	6,702	7,074	38,902
Tooling	3	187,852	2,097	-	-	2,042	(151)	191,840
Tools and accessories	3 to 20	85,678	19,526	(538)	-	5,233	1,099	110,998
Facilities	3 to 60	293,471	700	(14,486)	-	21,231	2,536	303,452
Machinery and accessories	3 to 15	1,819,693	37,229	(98,228)	-	85,451	115,798	1,959,943
Leasehold improvements	2 to 20	963,957	104,795	(51,588)	(2,074)	93,589	19,825	1,128,504
Buildings	14 to 60	1,899,134	6,233	(13,322)	394	(6,944)	96,750	1,982,245
Furniture and fixture	2 to 25	566,547	107,077	(40,259)	3,948	19,304	3,509	660,126
Land	-	661,613	295	(1,203)	-	(2,372)	(29,960)	628,373
IT equipment	3 to 15	543,772	58,192	(57,574)	-	68,645	21,545	634,580
Other assets	-	36,687	-	(3,628)	-	-	(1,423)	31,636
Projects in progress	-	408,427	606,440	(26,425)	-	(429,760)	2,806	561,488
Total cost		7,546,059	947,535	(366,304)	2,268	(136,879)	239,408	8,232,087

Depreciation value:
Vehicles		(33,042)	(19,229)	47,501	-	(5,738)	1,051	(9,457)
Tooling		(166,536)	(7,705)	-	-	-	77	(174,164)
Tools and accessories		(39,159)	(32,867)	750	-	3,145	2,391	(65,740)
Facilities		(176,726)	(16,453)	13,072	-	(2,705)	(608)	(183,420)
Machinery and accessories		(578,762)	(198,805)	91,864	-	8,463	(51,168)	(728,408)
Leasehold improvements		(480,554)	(153,822)	48,057	-	(5,561)	(10,742)	(602,622)
Buildings		(179,730)	(89,292)	13,835	-	2,801	(45,941)	(298,327)
Furniture and fixture		(318,615)	(95,673)	31,464	(291)	(353)	13,858	(369,610)
IT equipment		(311,856)	(115,735)	52,971	-	(7,982)	(9,493)	(392,095)
Other assets		(26,022)	(16,013)	1,369	-	-	9,830	(30,836)
Total depreciation		(2,311,002)	(745,594)	300,883	(291)	(7,930)	(90,745)	(2,854,679)
Net total		5,235,057	201,941	(65,421)	1,977	(144,809)	148,663	5,377,408

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2019	Acquisition of subsidiary	Additions	Write-offs	Write-offs Impairment	Transfers	Exchange rate variation	2020
Cost:
Vehicles	2 to 5	45,578	25,789	14,594	(17,274)	-	1,184	9,356	79,227
Tooling	3	192,556	-	1,243	(19,713)	-	5,650	8,116	187,852
Tools and accessories	3 to 20	11,974	52,410	11,625	(1,743)	-	5,888	5,524	85,678
Facilities	3 to 60	309,772	1,431	81	(3,599)	-	8,791	(23,005)	293,471
Machinery and accessories	3 to 15	866,451	740,328	20,098	(5,134)	-	58,649	139,301	1,819,693
Leasehold improvements	2 to 20	615,103	58,548	34,324	(8,761)	-	51,588	213,155	963,957
Buildings	14 to 60	386,957	1,203,081	12,275	-	(115)	48,551	248,427	1,899,176
Furniture and fixture	2 to 25	397,727	32,566	32,530	(6,300)	(26)	11,239	98,812	566,548
Land	-	35,157	570,572	57	-	-	4,252	51,575	661,613
IT equipment	3 to 15	297,228	112,369	27,254	(10,652)	-	36,554	81,019	543,772
Other assets	-	-	36,423	-	-	-	-	264	36,687
Other assets and projects in progress	-	156,011	78,965	440,170	(592)	-	(305,305)	39,136	408,385
Total cost		3,314,514	2,912,482	594,251	(73,768)	(141)	(72,959)	871,680	7,546,059

Depreciation value:
Vehicles		(16,924)	-	(24,150)	10,081	-	(2,093)	44	(33,042)
Tooling		(175,938)	-	(10,092)	19,684	-	-	(190)	(166,536)
Tools and accessories		(3,255)	-	(42,932)	-	-	10	7,018	(39,159)
Facilities		(167,362)	-	(19,933)	285	-	1,044	9,240	(176,726)
Machinery and accessories		(416,736)	-	(193,657)	2,759	-	(1,202)	30,074	(578,762)
Leasehold improvements		(267,371)	-	(130,631)	7,124	(4,900)	(4,107)	(80,669)	(480,554)
Buildings		(101,785)	-	(88,593)	-	-	-	10,649	(179,729)
Furniture and fixture		(193,973)	-	(81,287)	4,744	(284)	4,093	(51,904)	(318,611)
IT equipment		(197,281)	-	(96,768)	8,591	(36)	-	(26,362)	(311,856)
Other assets		-	-	(25,078)	-	-	-	(949)	(26,027)
Total depreciation		(1,540,625)	-	(713,121)	53,268	(5,220)	(2,255)	(103,049)	(2,311,002)
Net total		1,773,889	2,912,482	(118,870)	(20,500)	(5,361)	(75,214)	768,631	5,235,057

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
18.	INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange rate variation	2021
Cost:
Software	2,5 to 10	2,059,149	88,101	(114,805)	-	280,959	179,212	2,492,616
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	(4,744)	889,834
Trademarks and patents iIndefinite useful life)	-	5,747,057	-	-	-	-	141,566	5,888,623
Goodwill Avon (note 4)	-	13,299,850	-	-	-	-	81,341	13,381,191
Goodwill Emeis Brazil Pty Ltd. (a)	-	142,090	-	-	-	-	1,090	143,180
Goodwill The Body Shop	-	1,946,741	-	-	-	-	116,931	2,063,672
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	95	2,880
Key money (indefinite useful life) (c)	-	26,769	-	(3,619)	1,984	-	(149)	24,985
Key money (defined useful life) (d)	3 to 18	10,860	2,500	-	(2,288)	(5,555)	8,846	14,363
Relationship with franchisees and sub franchisees and sales representative (e)	7 to 15	2,959,519	-	(446)	-	-	31,485	2,990,558
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	-	(14,233)	1,580,808
Intangible under development	2 to 10	108,275	359,834	(1,326)	-	(147,768)	(41,239)	277,776
Total cost		28,794,170	450,435	(120,196)	(304)	127,636	500,201	29,751,942

Accumulated amortization:
Software		(1,022,498)	(373,753)	116,429	-	3,760	(93,705)	(1,369,767)
Trademarks and patents		(100,042)	(45,782)	-	-	-	2,638	(143,186)
Key money		(8,871)	(185)	-	-	1,667	(9,128)	(16,517)
Relationship with retail clients		(2,839)	(286)	-	-	-	(93)	(3,218)
Relationship with franchisees and sub franchisees		(419,061)	(306,451)	446	-	-	(3,983)	(729,049)
Technology developed		(319,009)	(320,183)	-	-	-	6,866	(632,326)
Other intangible assets		(4,722)	(1,280)	1,326	-	-	4,380	(296)
Total accrued amortization		(1,877,042)	(1,047,920)	118,201	-	5,427	(93,025)	(2,894,359)
Net total		26,917,128	(597,485)	(1,995)	(304)	133,063	407,176	26,857,583

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange rate variation	2020
Cost:
Software	2,5 to 10	1,313,090	291,555	82,718	(15,095)	-	258,092	128,790	2,059,150
Trademarks and patents (defined useful life)	20 to 25	116,805	517,592	-	-	-	-	260,181	894,578
Trademarks and patents (indefinite useful life)	-	2,171,585	2,022,163	-	-	-	-	1,553,309	5,747,057
Goodwill Avon (Note 4)	-	-	11,511,028	-	-	-	-	1,788,821	13,299,849
Goodwill Emeis Brazil Pty Ltd. (a)	-	100,237	-	-	-	-	-	41,853	142,090
Goodwill The Body Shop (b)	-	1,434,369	34,251	-	-	-	-	478,121	1,946,741
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	798	2,785
Key money (indefinite useful life) (c)	-	17,801	-	-	-	-	1,315	7,653	26,769
Key money (defined useful life) (d)	3 to 18	12,447	-	150	-	(2,051)	1,647	(1,333)	10,860
Relationship with franchisees and sub franchisees and sales representative (e)	7 to 15	602,958	1,884,249	-	-	-	-	472,312	2,959,519
Technology developed (by acquired subsidiary)	5	-	1,131,573	-	-	-	-	463,468	1,595,041
Other intangible assets	2 to 10	110,288	159	176,015	(15,024)	-	(175,414)	12,251	108,275
Total cost		5,883,023	17,392,570	258,883	(30,119)	(2,051)	85,640	5,206,224	28,794,170

Accumulated amortization:
Software		(649,347)	-	(365,184)	44	-	(3,643)	(4,368)	(1,022,498)
Trademarks and patents		(44,108)	-	(36,548)	-	-	-	(19,387)	(100,043)
Key money		(2,197)	-	(535)	-	-	10	(6,149)	(8,871)
Relationship with retail clients		(1,939)	-	(252)	-	-	-	(648)	(2,839)
Relationship with franchisees and sub franchisees		(95,772)	-	(278,048)	-	-	-	(45,241)	(419,061)
Technology developed		-	-	(294,713)	-	-	-	(24,296)	(319,009)
Other intangible assets		(13,159)	-	(6,496)	15,020	-	-	(86)	(4,721)
Total accrued amortization		(806,522)	-	(981,776)	15,064	-	(3,633)	(100,175)	(1,877,042)
Net total		5,076,501	17,392,570	(722,893)	(15,055)	(2,051)	82,007	5,106,049	26,917,128

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
a)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests.

b)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2020, the subsidiary The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000). On October 1, 2020, the transaction was concluded and resulted in an assigned amount of goodwill of R$ 34,251.

c)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement. This balance was considered the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1, 2019 (note 3.13.1). The balance not reclassified to the Right of Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is not amortized and is subject to an annual impairment test.

d)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later. This balance was considered as the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1, 2019. The balance not reclassified to the Right of Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is amortized over the term of the agreements.

e)	The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
a)	Impairment test of intangible assets with indefinite useful lives

Goodwill arising from expected future profitability of acquired companies and intangible assets with an indefinite useful life were allocated to the subsidiaries’ CGU groups. The accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must annually perform the impairment test of its carrying amount. The groups of CGU with intangible assets with indefinite useful life as of December 31, 2021 are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2021	2020	2021	2020	2021	2020
Natura &Co Latam	5,403	5,403	10,041,156	9,994,861	10,046,559	10,000,264
Avon International	2,991,963	2,850,397	3,340,035	3,304,988	6,331,998	6,155,385
TBS International	2,891,257	2,891,257	2,065,127	1,946,741	4,956,384	4,837,998
Aesop International	-	-	143,180	142,090	143,180	142,090
Total	5,888,623	5,747,057	15,589,498	15,388,680	21,478,121	21,135,737

The main assumptions used to calculate the value in use as of December 31, 2021 are presented below:

	Aesop	The Body Shop	Avon International	Natura &Co Latam
Measurement of recoverable value (fair value less cost to sell)	Discounted cash flow based on financial budgets approved by Board of Directors during a discretionary period of five years with a terminal value projected for the end of the period.
Budgeted gross margin	Gross margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next 5 years.
Estimated cost	Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Revenue Growth rates	Growth rates are initially based on published industry research and adjusted by the expected performance for each segment given the initiatives in place for each segment as well as the respective macroeconomic environment that apply to each segment and are included in the budgets approved by Board of Directors.
Perpetuity growth rate (*)	Constant growth of 4.80%.	Constant growth of 4.40%.	Constant growth of 4.70%.	Constant growth of 5.50%.
Discount rate	Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. These cash flows were discounted using a discount rate of 13.93% p.a. for business segments of Natura &Co Latam; 11.18% p.a. for Avon International, 8.83% for TBS International and 11.19% for Aesop International, in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections regarding the reporting segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable.

The Company performed a sensitivity analysis of variables: (i) discount rate and (ii) growth rate in perpetuity, given its potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity of the cash flow of each group of CGU would not result in the need to recognize impairment losses. Based on Management’s assessment, the need to recognize impairment losses for intangible assets with indefinite useful lives in the year ended December 31, 2021 was not identified.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

19.	RIGHT OF USE AND LEASE LIABILITIES

a)	Right-of-use assets

	Consolidated
	Useful life in Years (a)	2020	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2021
Cost:
Vehicles	3	157,867	32,288	(23,519)	-	-	1,426	168,062
Machinery and equipment	3 to 10	53,048	4,278	(24,140)	-	-	443	33,629
Buildings	3 to 10	1,616,833	300,181	(436,405)	(4,690)	3,363	63,736	1,543,018
IT equipment	10	30,000	4,224	(3,904)	-	-	1,483	31,803
Retail stores	3 to 10	3,338,104	505,871	(489,808)	-	3,888	59,540	3,417,595
Tools and accessories	3	3,187	256	(2,460)	-	-	70	1,053
Total cost		5,199,039	847,098	(980,236)	(4,690)	7,251	126,698	5,195,160

Depreciation value:
Vehicles		(63,422)	(50,181)	20,808	-	-	1,286	(91,509)
Machinery and equipment		(21,045)	(10,772)	15,067	-	-	(383)	(17,133)
Buildings		(399,765)	(268,902)	182,535	-	(3,069)	(17,844)	(507,045)
IT equipment		(19,161)	(8,364)	3,904	-	-	(789)	(24,410)
Retail stores		(1,291,346)	(659,109)	485,123	-	-	6,820	(1,458,512)
Tools and accessories		(2,253)	(681)	2,460	-	-	(108)	(582)
Total accrued depreciation		(1,796,992)	(998,009)	709,897	-	(3,069)	(11,018)	(2,099,191)
Net total		3,402,047	(150,912)	(270,338)	(4,690)	4,182	115,680	3,095,969

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	2019	Subsidiary Acquisition	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2020
Cost:
Vehicles	3	40,018	42,467	61,878	(441)	-	-	13,945	157,867
Machinery and equipment	3 to 10	15,578	14,034	11,265	-	-	-	12,171	53,048
Buildings	3 to 10	784,900	489,740	146,695	(16,094)	-	-	211,592	1,616,833
IT equipment	10	283	18,429	6,211	(323)	-	-	5,400	30,000
Retail stores	3 to 10	2,350,377	-	384,502	(25,189)	(148,050)	(2,962)	779,426	3,338,104
Tools and accessories	3	2,803	-	-	-	-	-	384	3,187
Total cost		3,193,959	564,670	610,551	(42,047)	(148,050)	(2,962)	1,022,918	5,199,039

Depreciation value:
Vehicles		(8,109)	-	(54,558)	192	-	-	(947)	(63,422)
Machinery and equipment		(4,317)	-	(14,899)	-	-	-	(1,829)	(21,045)
Buildings		(97,190)	-	(291,431)	12,448	-	-	(23,592)	(399,765)
IT equipment		(214)	-	(18,694)	-	-	-	(253)	(19,161)
Retail stores		(463,332)	-	(643,441)	3,527	-	-	(188,100)	(1,291,346)
Tools and accessories		(936)	-	(936)	-	-	-	(381)	(2,253)
Total accrued depreciation		(574,098)	-	(1,023,959)	16,167	-	-	(215,102)	(1,796,992)
Net total		2,619,861	564,670	(413,408)	(25,880)	(148,050)	(2,962)	807,816	3,402,047

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	On December 31, 2021, an impairment of R$4,690 was recorded referring to the impairment loss of some stores of the Natura and The Body Shop. On December 31, 2020, an impairment of R$148,050 was recorded; out of this amount R$140,050 was related to the legacy stores of subsidiary The Body Shop, which were previously included in the store closure plan, which were subsequently impacted by the effects of pandemic, predominantly in the United States. In the current estimate of the value in use, an annual pre-tax discount rate of 6.59% was used.

c)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	2021	2020
Amounts recognized in the statement of income and losses for the years ended December 31, 2021 and 2020
Financial expense on lease	210,669	229,544
Amortization of right of use	998,009	1,023,959
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	70,075	45,952
Sublease revenue	(30,026)	(27,079)
Short-term lease expenses and low-value assets	83,468	72,546
Benefits granted by lessor related to Covid-19	(80,037)	(58,700)
Other lease-related expenses	58,609	40,206
Impairment losses	4,690	144,500
Total	1,315,457	1,470,928

Amounts recognized in the financing activities in the cash flow statement
Lease payments (principal)	1,077,611	843,338
Amounts recognized in the operating activities in the cash flow statement
Lease payments (interest)	219,574	225,420
Variable lease payments, not included in the measurement of lease liabilities	70,787	33,835
Short-term and low-value assets lease payments	74,188	51,675
Other lease-related payments	95,824	82,150
Total	1,537,984	1,236,418

b)	Lease liabilities

	Consolidated
	2021	2020
Current	1,005,523	1,059,661
Non-current	2,542,339	2,798,794
Total	3,547,862	3,858,455

Below are the changes in lease liability balances for the year ended December 31, 2021 and 2020:

Consolidated
Balance as of December 31, 2029	2,517,565
New contracts and modifications	559,905
Acquisition of subsidiary	777,200
Lease payments – principal	(843,338)
Lease payments – interest	(225,420)
Appropriation of financial charges	229,544
Write-offs (a)	(193,174)
Exchange rate variation (OCI)	1,036,173
Balance as of December 31, 2020	3,858,455
New contracts and modifications	737,899
Lease payments (principal)	(1,077,611)
Lease payments (interest)	(219,574)
Appropriation of financial charges	210,669
Write-offs (a)	(105,790
Exchange rate variation (OCI)	143,814
Balance as of December 31, 2021	3,547,862

a)	Refers mainly to the termination of contracts related to store leases.

The amount of lease payments, considering the interests payments, and corresponding maturities, are disclosed in note 6.2 item f.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The maturity analysis of the lease liability non-current balance of are as follows:

	Consolidated
	2021	2020
2022	-	419,240
2023	749,030	408,977
2024	575,223	406,572
2025 onwards (2025 onwards to the year 2020)	716,879	1,564,005
2026 onwards	501,207	-
Total	2,542,339	2,798,794

The table below set forth the rates applied, according to the lease terms:

As described in note 3.13.2, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indices and, also considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to subsidiaries Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual payments - consolidated
Maturity	Average discount rate	2022	2023	2024	2025	2026	Onwards 2027
2022-2023	0.5% to 10.8%	21,498	10,100	8,829	7,835	5,451	6,048
2024-2026	1.1% to 12.2%	1,182,969	675,518	527,363	637,337	310,950	33,917
2027-2029	1.7% to 14%	30,421	32,638	35,490	38,684	37,527	40,940
2030-2032	2.2% to 15.5%	3,212	2,992	3,390	3,850	4,371	12,645
Total		1,238,100	721,248	575,072	687,706	358,299	93,550
Projected inflation [1]		5%	3%	3%	3%	3%	3%

¹ Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

20.	BORROWING, FINANCING AND DEBENTURES

	Reference	Parent		Consolidated
		2021	2020	2021	2020
Local currency:
Financing Agency for Studies and Projects FINEP		-	-	44,193	73,076
Debentures	A	-	-	1,922,732	4,042,515
BNDES		-	-	-	7,789
BNDES – FINAME		-	-	-	15
Promissory Notes (1)		-	515,966	-	773,949
Working capital – Mexico Operation		-	-	-	14,453
Working capital – The Body Shop Operation	B	-	-	526,743	500,835
Working capital – Avon Operation		-	-	164,491	145,495
Notes – Avon (2)	C	-	-	4,255,958	4,033,682
Total in local currency		-	515,966	6,914,117	9,591,809

Foreign currency:
BNDES		-	-	-	1,639
Representative debt securities (“Notes”) (2)	D	-	-	5,523,287	3,969,226
Resolution nº 4131/62	E	-	-	279,428	260,239
Total in foreign currency		-	-	5,802,715	4,231,104
Grand total		-	515,966	12,716,832	13,822,913

Current		-	515,966	945,069	3,805,649
Non-current		-	-	11,771,763	10,017,264

Debentures
Current		-	-	350,145	2,169,786
Non-current		-	-	1,572,587	1,872,729

(1)	On April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500,000 of the Company and R$250,000 of the subsidiary Natura Cosméticos.

(2)	Balances resulting from the business combinations with Avon (Note 4) recorded at the estimated fair value.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	By August 2024	Interest of 112% of the CDI 1.00% + CDI and 1.15% + CDI, with maturity dates in September 2022 and August 2024.	113.0% CDI + 1.15% - CDI +1.30%	None
B	Pounds	April 2024	Sonia + interest 2.9% p.a.	Sonia + interest 2.9% p.a.	“Corporate” guarantee from the subsidiary Natura Cosméticos until December 2021 and “Aval” guarantee from Natura &Co from January 2022.
C	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a.	Interest of 6.45% p.a. and 8.45% p.a.	None
D	Dollar	May 2028	Interest of 4.125% p.a.	5.79%	“Aval” Guarantee from Natura &Co
E	Dollar	May 2022	Sonia + interest 1.1% p.a.	Sonia + interest 1.1% p.a.	“Aval” Guarantee from subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

Changes in the balances of borrowing, financing and debentures for the year ended December 31, 2021 and 2020 are as follows:

	Parent	Consolidated
Balance as of December 31, 2019	2,883,382	10,786,374
Acquisition of subsidiary	-	7,250,735
New borrowing and financing	500,000	1,354,765
Repayment	(2,881,160)	(8,483,892)
Appropriation of financial charges, net of new borrowing and financing costs	62,634	1,029,705
Financial charges payment	(48,890)	(1,293,094)
Exchange rate variation (unrealized)	-	973,442
Exchange rate variation (realized)	-	35,429
Translation effects (OCI)	-	2,169,449
Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing (a)	-	6.425.565
Repayment (b)	(497,879)	(7,989,607)
Appropriation of financial charges	7,918	661,429
Financial charges payment	(26,005)	(783,935)
Exchange rate variation (unrealized)	-	252,190
Translation effects (OCI)	-	328,277
Balance as of December 31, 2021	-	12,716,832

(a)	New borrowing and financing raised within the year ended December 31, 2021 basically refer to the offer carried out by the Company of the notes linked to the sustainability goals in the amount of USD 1 billion, approximately R$5.6 billion (see note 20.1.iv) and the new credit facility in the amount of one hundred million pounds (£100 million), approximately R$742 million, obtained by subsidiary The Body Shop (see note 20.1.iii).

(b)	The repayment made in the year ended December 31, 2021 mainly refer to the early redemption of the Company’s Notes in the amount of USD 750 million (corresponding to roughly R$4,0 billion, carried out in May 2021 (see note 20.1.iii)) and to the settlements of the 2nd series of the 7th issue of debentures in the amount of R$1,827 million and of the 2nd series of the 9th issue of debentures in the amount of R$308 million, both carried out in September 2021. In addition, on April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500,000 of the Company and R$250,000 of the subsidiary Natura Cosméticos.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	2021	2020
2022	-	586,002
2023	2,812,260	6,306,782
2024 (2024 onwards for 2020)	2,249,609	3,124,480
2025 onwards	6,709,894	-
Total	11,771,763	10,017,264

20.1	Main changes in borrowing and financing

i)	Debentures

On September 28, 2017, the Company carried out the 7th issue of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On September 21, 2018, the Company carried out the 9th issue of simple, non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issue. The issuance consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the Company carried out the 10th issue of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$1,576,450. A total of 157,645 simple, registered, book-entry, non-convertible and unsecured debentures were issued in four series, without certificate issue or provisory certificate, at a nominal unit value of R$ 10, of which 40,000 were in the 1st series, 9,570 in the 2nd series, 68,623 in the 3rd series, and 39,452 in the 4th series, all with maturity dates on August 26, 2024, and interest corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issue were used as follows: 1st series: full amortization of the 8th issue of debentures in the amount of R$ 400,000; 2nd series: partial amortization of the 3rd series of the 6th issuance in the amount of R$ 92,820; 3rd series: partial amortization of the 1st series of the 7th issuance in the amount of R$ 664,090; 4th series: partial amortization of the 1st series of the 9th issuance in the amount of R$ 382,960.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On September 21, 2021, the 2nd series of the 9th issue of debentures in the amount of R$308,000 was fully settled.

On September 28, 2021, the 2nd series of the 7th issue of debentures in the amount of R$1,827,000 was fully settled.

The appropriation of costs related to the issue of debentures in the twelve-month period ended December 31, 2021 was R$3,096 (R$3,888 as of December 31, 2020), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2021, the balance of issue costs to be appropriated is R$ 6,371 (R$ 9,466 as of December 31, 2020).

ii)	Working capital – The Body Shop

On December 31, 2020, subsidiary The Body Shop had a credit facility of up to seventy million pounds (£70,000), corresponding to R$500,835, guaranteed by subsidiary Natura Cosméticos, which could be withdrawn in installments to meet its short-term financing needs. This facility was used by the subsidiary The Body Shop during the first quarter of 2021, to reinforce its working capital and liquidity needs by virtue of the Covid-19 pandemic (with annual interest payment of Sonia + 2%). This facility was paid in March 2021.

On April 23, 2021, subsidiary The Body Shop International Limited contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of one hundred million pounds (£100 million), approximately R$742 million, with guarantee from the Company and its subsidiary Natura Cosméticos, as of January 2022, which was fully used by June 30, 2021. This facility agreement will be increased at the Sonia rate + 2.9% per annum, with maturity dates for payment of principal and interest in December 2021, April 2023 and April 2024.

iii)	Notes

On May 21, 2021, the full optional early redemption of the Company’s Notes occurred, which were issued in 2018 by subsidiary Natura Cosméticos S.A. in the amount of US$750,000 (roughly R$ 4,0 billion), and the derivative instruments used for covering the respective risks were settled.

iv)	ESG debt securities (“Notes ESG”)

On May 4, 2021, Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1,0 billion (approximately R$5,6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

The appropriation of costs related to the issue of the Company’s ESG Notes for the year ended December 31, 2021 was R$9,777, recorded monthly under finance expenses, in accordance with the terms of the respective issues. The balance of issue costs to be recognized on December 31, 2021 is R$94,300.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

v)	Notes - Avon

The subsidiary Avon has the following notes issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	461,883	2,577,538	6.50%	March 15, 2023
Unguaranteed	216,085	1,205,862	8.45%	March 15, 2043

20.2	Covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of December 31, 2021 and 2020, the Company was in compliance with such covenants.

21.	TRADE ACCOUNTS PAYABLES AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	2021	2020	2021	2020
Domestic trade accounts payables	3,537	4,748	5,248,462	5,462,377
Foreign trade accounts payables (a)	2,151	4,945	1,104,189	1,014,356
Subtotal	5,688	9,693	6,352,651	6,476,733
Reverse factoring operations (b)	-	-	417,928	297,472
Total	5,688	9,693	6,770,579	6,774,205

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note 3.6.2.

22.	TAX LIABILITIES

	Parent		Consolidated
	2021	2020	2021	2020
ICMS (ordinary)	-	-	150,396	134,165
ICMS-ST provision (a)	-	-	58,188	61,521
Taxes on invoicing abroad	-	-	340,648	364,291
Withholding tax (IRRF)	-	828	148,081	131,368
Other taxes payable - foreign subsidiaries	-	-	138,461	136,232
Income tax	446	468	7,062	15,943
PIS and COFINS payable	144	11,857	144	11,857
INSS and service tax (ISS) payable	64	-	29,359	32,954
Other	-	-	8,888	6,490
Total	654	13,153	881,227	894,821

Current	654	13,153	766,430	785,367
Non-current	-	-	114,797	109,454

a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by Company, and in some cases, the amounts are deposited in court, as mentioned in note 13.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

23.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is involved in certain legal issues arising in the normal course of its business, which include civil, tax, social security, labor, business and other proceedings.

The Company’s Management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below.

23.1	Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Balance at the beginning of the year	931,771	127,842	219,374	30,653	251,339	61,571	797,693	-	2,200,177	220,066
Acquisition of subsidiary (1)	-	671,667	-	102,208	-	163,962	-	820,103	-	1,757,940
Additions	47,116	169,824	181,856	329,294	90,855	44,566	(22)	9,772	319,805	553,456
Reversals(2)	(78,488)	(71,797)	(35,433)	(62,013)	(77,727)	(4,601)	(195,070)	(67,482)	(386,718)	(205,893)
Payments	(4,965)	(54,590)	(88,266)	(118,047)	(39,553)	(48,792)	-	-	(132,784)	(221,429)
Inflation adjustment	4,698	5,623	2,723	4,164	7,860	6,508	10,450	21,671	25,731	37,966
Exchange rate variation (OCI)	(25,609)	83,202	12,471	32,424	2,201	27,284	(15,466)	13,629	(26,403)	156,539
Transfers (3)	(12,429)	-	12,965	(99.309)	(1,503)	841	-	-	(967)	(98,468)
Balance as of the end of the year	862,094	931,771	305,690	219,374	233,472	251,339	597,585	797,693	1,998,841	2,200,177

Current									230,097	199,733
Non-current									1,768,744	2,000,444

(1)	Amounts arising from tax, labor and civil lawsuits with probability of possible and remote loss in the amount of R$709,751, R$55,624 and R$119,572, respectively, measured and recorded at the estimated fair value resulting from the business combination with Avon, in accordance with paragraph 23 of CPC 15/IFRS 3, additionally, the fair value of contingent liabilities includes liabilities assumed and recognized by Avon prior to the allocation of fair value, in the amount of R$872,993.

(2)	Reversals mainly refer to adhesion to State tax amnesty programs and change of labor proceedings estimates.

(3)	Amounts related to the 2020 period resulted from other liabilities of subsidiary Avon related to proceedings previously recognized as contingent liabilities being reclassified as other trade accounts payable.

23.1.1	Tax

Consolidated tax contingencies classified as probable risk of loss mainly involve discussions about the illegality of changes in state laws for the collection of ICMS. Part of the amount not paid is being discussed in court, and in some cases, the amounts are deposited in court, as mentioned in note 13. The tax provision also includes attorneys’ fees for the sponsorship of tax proceedings, when applicable.

23.1.2	Civil, commercial and other

As of December 31, 2021, the Company is party to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of processes and the evolution of jurisprudence to reflect the best estimate.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)	Talc-related disputes

The subsidiary Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Avon’s products, were designed to contain asbestos. As of December 31, 2021, there were 151 individual cases pending against the Avon. During the year ended December 31, 2021, 107 new cases were shelved, and 120 cases were dismissed, settled or otherwise settled. The value of the settlements was not material, either individually or in the aggregate, to the Avon’s results of operations for the year ended December 31, 2021. Additional similar cases arising out of the use of the Avon’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we reserve an estimate of exposure on an aggregated and ongoing basis, which considers the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

23.1.3	Labor

The Company, as of December 31, 2021, is a party in labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of subsidiary liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

23.2	Contingencies assessed as possible risk of loss

The Company has contingencies whose expectation of loss assessed by the Company’s Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded.

As of December 31, 2021, the contingencies classified as possible loss probability totaled R$10,208,368 (R$9,559,551 as of December 31, 2020), of which R$597,585 (R$797,693 as of December 31, 2020) were recorded at the estimated fair value resulting from the business combinations with Avon Products Inc., shown in the table above.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	2021	2020
Tax	9,884,541	9,205,601
Civil	128,479	133,302
Labor	180,838	220,648
Total contingent liabilities	10,193,858	9,559,551

23.2.1	Tax

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts, due to the alleged non-observance of the minimum tax base, provided for in the legislation, when sales transactions destined to interdependent wholesalers. Currently, tax assessment notices are pending judgment at the administrative court level. As of December 31, 2021, the total amount under discussion classified as possible loss is R$2,009,562 (R$1,963,984 on December 31, 2020).

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2021, the amount under discussion is R$1,907,246 (R$1,660,532 on December 31, 2020).

c)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2021, the total amount under discussion is R$1,560,023 (R$1,503,657 as of December 31, 2020).

d)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2021, the total amount under discussion classified as possible loss is R$1,419,237 (R$1,396,782 as of December 31, 2020).

e)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2021, the total amount under discussion classified as possible loss is R$539,561 (R$529,660 as of December 31, 2020).

f)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2021, the total amount under discussion is R$662,991 (R$524,500 as of December 31, 2020).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

23.2.2	Civil, commercial and other

Below are the most relevant contingencies related to the following matters:

a)	Shareholder disputes

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Avon and certain former executive officers of Avon. The complaint was subsequently amended and recaptioned “In re Avon Products, Inc. Securities Litigation”. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. The subsidiary Avon and the individual defendants filed a motion to dismiss which the court denied. During 2020, the parties reached an agreement on a settlement of this class action. The terms of settlement include releases by members of the class of claims against subsidiary Avon and the individual defendants and payment of R$ 75,352. Approximately R$ 10,393 of the settlement was paid by the Avon (which represented the remaining deductible under the Avon’s applicable insurance policies) and the remainder of the settlement was paid by subsidiary Avon’s insurers. On August 31, 2020, the court granted preliminary approval of the settlement, and on February 3, 2021, the court entered an order and judgment granting final approval of the settlement.

23.3	ICMS on PIS and COFINS base

On May 13, 2021, the Brazilian Federal Supreme Court partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574.706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices.

As a result of this decision, and after reviewing in detail the calculations related to such credits, the Company recognized, during the year ended December 31, 2021, the credits arising from such discussion in the amount of R$135,297.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

24.	OTHER LIABILITIES

	Consolidated
	2021	2020
Pension and post-employment health care plans(a)	673,458	783,184
Deferred revenue from performance obligations with customers (b)	393,046	422,353
Provisions for incentives to consultants	286,791	292,034
Provisions for operating expenses (marketing / technology, etc.) (c)	601,841	535,276
Provision for store renovation	105,165	99,702
Crer Para Ver (d)	90,655	75,508
Provisions for rentals (e)	55,500	70,598
Provision for restructuring (f)	103,760	68,954
Long-term incentives (g)	6,302	52,745
Insurance payables	127,413	159,094
Other Liabilities(h)	214,635	245,526
Total	2,658,566	2,804,973

Current	1,716,110	1,691,834
Non-current	942,456	1,113,139

(*) some amounts originally presented as of December 31, 2020 were reclassified for a better disclosure, including the balance related to discontinued operations that is disclosed in note 23.

a)	As of December 31, 2021, there is R$445,804 (R$609,691 as of December 31, 2020) related to Avon’s pension plans, and R$34,774 (R$39,029 as of December 31, 2020) related to post-employment plans of subsidiary Avon, and R$124,649 (R$134,194 as of December 31, 2020) related to post-employment healthcare plans of subsidiary Natura Cosméticos and R$68,230 as of December 31, 2021 related to post-employment healthcare plans of subsidiary Natura &Co International.

b)	Refers to the deferral of revenue of performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$235.308 (R$318,686 as of December 31, 2020) related to subsidiary Avon, R$121,341 (R$103,667 as of December 31, 2020) related to subsidiary Natura Cosméticos consolidated and R$36,397 related to subsidiary Natura &Co International.

c)	Refers to the Company’s operating provisions mainly due to spending on provision of technology services, marketing and advertising.

d)	Refers to Social program contribution for developing the quality of education.

e)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right of use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16 / (CPC 06 (R2)).

f)	Provision for costs directly related to the plan for integration and changes in the organizational structure, mainly of subsidiary Avon organizational structure.

g)	Refers substantially to the variable remuneration plans for subsidiary Avon executive officers.

h)	Refers to several provisions such as indemnities and long-term contractual obligations.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Post-employment health care and Pension plan

a)	Defined benefit pension and postretirement plans (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. The benefits of these plans are generally based on the employee’s length of service and the average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Personal Savings Account Plan (the “PSA”), as described in note 29.3.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2021. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the years ended December 31, 2021 and 2020 are shown below:

	Pension plan
	2021	2020
Balance at beginning of year	609,961	413,070
Cost of services – current	24,660	28,015
Interest cost – recognized in the income statement	10,934	13,760
Administrative costs	2,698	2,476
Company contributions	(49,516)	(17,212)
Benefits paid	(6,413)	(4,611)
Actuarial gain (loss) in OCI	(99,991)	74,460
Reclassifications	18,045	(14,451)
Others	(72,252)	(2,814)
Foreign currency changes	7,678	117,268
Balance at end of year	445,804	609,961

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2021	2020
Discount rate	0.65% to 9.20%	0.30 to 8.50%
Rate of compensation increase	1.80% to 6.60%	1.80% to 6.60%

The fair values of each major class of plan assets are presented below:

	Consolidated
	2021	2020
Cash and cash equivalent	191,958	173,563
Equity instruments of other entities	1,066,370	918,222
Government bonds	1,482,650	2,633,587
Corporate bonds	1,802,394	525,886
Real estate	12,834	8,314
Other	12,276	10,393
Total	4,568,482	4,269,965

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

b)	Post-employment health care plan (Natura Cosméticos)

Post-employment health care plan as detailed in note 3.19.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. As of December 31, 2021 and 2020, the obligation weighted average duration is around 20.0 and 19.8 years, respectively, and its actuarial calculation base is as follows:

➢	993 (2020: 1,064) active employees of the subsidiaries Natura Cosméticos and Natura Indústria;

➢	473 (2020: 537) retired and dependent on the subsidiaries Natura Cosméticos and Natura Indústria.

The actuarial liability was calculated, as of December 31, 2021 and 2020, considering the following main assumptions:

	2021	2020
Discount rate	9.01%	7.02%
Initial growth rate of medical cost	4.25%	3.75%
Inflation rate	3.40%	3.10%
Final growth rate of medical cost	7.79%	6.97%
Growth rate of medical costs due to aging - costs	Per age range 1.25% to 4.75% p.a.	Per age range 1.25% to 4.75% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 60.00% / Unimed Plan 85.00%	Bradesco Plan 69.00% / Unimed Plan 84.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Increasing the initial level of growth in medical costs at a real rate of 4.25% and increasing the annual discount rate from 7.02% to 9.01% generated a gain of R$28,254 in OCI.

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	PVO
Discount rate	9.01%	0.5% increase	105,731
Discount rate	9.01%	0.5% decrease	148,971
Rate of compensation	7.79%	1% increase	148,175
Rate of compensation	7.79%	1% decrease	105,933

The changes of actuarial liabilities for the years ended December 31, 2021 and 2020, is set forth in the table below:

	Consolidated
	2021	2020
Balance at the beginning of the year	134,194	98,792
Cost of the current service of subsidiary Natura Cosméticos	939	620
Cost of interest	9,326	7,223
Expenses paid	(2,679)	(2,069)
Actuarial gains (losses) in OCI	(17,131)	29,628
Balance at end of year	124,649	134,194

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

25.	SHAREHOLDER’S EQUITY

25.1	Capital Stock

As of December 31, 2021, the capital stock is R$12,481,683, consisting of 1,379,584,737 registered common shares, with no par value (R$12,377,999, composed of 1,375,158,636 shares as of December 31, 2020).

25.2	Dividends payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

In addition, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on earnings in the period. According to the Company’s bylaws and in the article 197 of law nr. 6.604/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year will be submitted to approval in the Annual General Meeting to be held in April 2022, for constitution of unrealized profit reserve.

The Board of Directors may pay or credit interest on net equity in accordance with applicable law.

25.3	Treasury shares

As of December 31, 2021 and 2020, item “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	5,337,558	174,113	32.62
Balance as of December 31, 2021	4,899,540	151,342	30.89

The minimum and maximum cost of the balance of treasury shares as of December 31, 2021 and 2020 are R$25.74 and R$50.93, respectively.

25.4	Capital reserve

In the year ended December 31, 2021, the capital reserve had decreased by R$650,196, due to the absorption of losses, for the year ended December 31, 2020, and an increase of R$76,865 (R$52,041 as of December 31, 2020) referring to the changes of the purchase option and restricted share plans.

The acquisition of the subsidiary Avon resulted in the issue of Natura &Co shares for the total subscription amount of R$ 13,274,894. Of this amount, R$ 3,397,746 were allocated to the share capital account and the remainder amount of R$ 9,877,148 were allocated to the Company’s capital reserve. This incorporation of shares was approved at the Company’s Board of Directors meeting held on January 3, 2020.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The approval of the capital increase of R$ 2,000,000, approved on June 30, 2020, allocated the amount R$ 1,118 to the capital reserve.

The capital reserve decreased by R$147,592 in the year ended December 31, 2020, due to the allocation to the profit reserve and an increase of R$ 58,496, due to the effects of IAS 29 - Accounting in Hyperinflationary Economy (CPC 42), and an increase of R$52,041 referring to the changes of the purchase option and restricted share plans.

The capital reserve as of December 31, 2021 amounted to R$10,478,804 (R$11,052,135 as of December 31, 2020).

25.5	Legal profit reserve

On December 31, 2021, the profit reserve increase by R$953,734 (R$269,186 as of December 31, 2020), being (i) increase of R$202,740 based on CPC 42 (IAS 29) applied to balances by December 31, 2021, (ii) increase of R$870,749 related to profit retention reserve; (iii) decrease of R$6,390 related to the movement of stock option plans and restricted shares and (iv) decrease of R$113,302 referring to the reclassification of subvention reserve.

The retained profit reserve balance as of December 31, 2021 was R$1,073,900 (R$120,166 as of December 31, 2020).

25.6	Cumulative translation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to income statement as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the income statement in case an ineffective portion is identified or when the hedge relationship is terminated.

26.	OPERATING SEGMENTS

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments for purposes of decision making and Management analysis.

Since January 3, 2020, as a result of the acquisition of Avon, the Company’s Management has the following corporate governance structure:

➢	Natura &Co Latam Operation – all operations of the subsidiaries Natura Cosméticos, Avon, Aesop and TBS located in Brazil and Latin America;

➢	Avon International – all operations of the subsidiary Avon, except for Avon operations located in Brazil and Latin America;

➢	The Body Shop – all operations of the subsidiary The Body Shop, except for The Body Shop operations located in Brazil and Latin America; and

➢	Aesop - all operations of the subsidiary Aesop, except for Aesop operations located in Brazil and Latin America.

Segment performance is evaluated primarily by earnings before interest, tax, depreciation and amortization as shown below.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The Company’s Management also analyzes revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, the segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows for the year ended December 31, 2021:

➢	Natura &Co Latam – 55.8%

➢	Avon International – 23.2%

➢	The Body Shop – 14.5%

➢	Aesop – 6.5%

The accounting policies for each segment are applied uniformly as described in note 3.

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2021 and 2020.

26.1	Operating segments

	2021
	Reconciliation to net income (loss) for the year
	Financial Revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	22,413,401	2,595,653	(871,973)	3,181,237	(3,881,418)	165,137	1,188,636
Avon International[1]	9,329,325	272,655	(830,931)	421,123	(894,318)	210,705	(919,316)
The Body Shop[1]	5,821,776	1,023,095	(795,127)	63,939	(137,834)	(158,973)	(4,900)
Aesop [1]	2,600,185	622,944	(293,492)	30,380	(75,372)	(90,277)	194,183
Corporate expenses	-	(604,594)	-	309,884	(44,598)	921,394	582,086
Consolidated	40,164,687	3,909,753	(2,791,523)	4,006,563	(5,033,540)	1,047,986	1,040,689

	2020
	Reconciliation to net income (loss) for the year
	Financial Revenue	Performance assessed by the company	Depreciation and amortization	Financial income	Financial expense	Income tax	Income (loss)
Natura &Co Latam	20,542,345	2,369,517	(874,584)	3,402,578	(3,891,641)	(428,191)	577,679
Avon International[1]	9,097,375	329,027	(814,678)	979,267	(1,442,216)	(121,603)	(1,070,203)
The Body Shop[1]	5,332,922	935,255	(761,224)	82,736	(157,705)	(66,626)	32,436
Aesop [1]	1,949,338	606,543	(268,092)	23,152	(72,056)	(55,219)	234,328
Corporate expenses	-	(731,889)	(278)	250,658	(210,192)	396,895	(294,806)
Consolidated	36,921,980	3,508,453	(2,718,856)	4,738,391	(5,773,810)	(274,744)	(520,566)

	2021				2020
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,060,879	29,580,551	7,462,550	8,794,843	20,228,016	30,706,123	9,349,461	9,060,600
Avon International[1]	14,286,498	17,512,750	2,783,907	5,100,109	12,486,733	16,036,743	3,467,099	5,625,774
The Body Shop1	8,166,363	10,813,064	1,690,622	2,485,200	7,821,884	10,474,191	2,291,459	1,812,991
Aesop [1]	1,520,514	2,542,125	610,451	648,695	1,395,628	2,148,869	488,662	618,531
Corporate expenses	964,359	-	1,146,347	1,159,041	250,516	1,551,671	562,905	253,007
Consolidated	42,998,613	60,448,490	13,693,877	18,187,888	42,182,777	60,917,597	16,159,586	17,370,903

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

26.2	Net revenue and non-current assets, by geographical area of operations

	Net revenue		Non-current assets
	2021	2020	2021	2020
Asia	3,719,131	2,929,063	1,216,942	768,878
North America	6,227,104	5,120,953	6,459,026	5,939,728
Mexico	3,879,033	3,205,609	3,640,644	3,263,833
Other	2,348,070	1,915,344	2,818,382	2,675,896
South America	17,436,131	16,484,363	14,250,548	14,810,020
Brazil	10,481,869	11,113,810	11,953,325	12,159,245
Argentina	2,973,638	1,999,461	1,036,205	1,041,392
Other	3,980,624	3,371,092	1,261,018	1,609,383
Europe, Middle East and Africa (EMEA)	11,771,601	11,580,586	19,276,178	19,615,198
United Kingdom	4,187,200	4,117,699	12,162,597	17,059,017
Other	7,584,402	7,462,887	7,113,581	2,556,181
Oceania	1,010,721	807,015	1,795,919	1,048,953
Consolidated	40,164,687	36,921,980	42,998,613	42,182,777

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

27.	REVENUES

	Consolidated
Gross revenue:	2021	2020
Domestic market	14,329,931	15,373,742
Foreign market	36,894,728	31,784,934
Other sales	418,217	538,942
Subtotal	51,642,876	47,697,618

Returns and cancellations	(644,693)	(617,140)
Commercial discounts and rebates	(1,238,667)	(1,062,204)
Taxes on sales	(9,594,829)	(9,096,294)
Subtotal	(11,478,189)	(10,775,638)
Total net revenue	40,164,687	36,921,980

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

28.	OPERATING EXPENSES AND COST OF SALES

Classified by function	Parent		Consolidated
	2021	2020	2021	2020
Cost of sales	-	-	14,011,525	13,229,715
Selling, marketing and logistics expenses	-	-	16,999,225	15,702,787
Administrative, R&D, IT, and project expenses	201,549	92,301	6,958,866	5,955,996
Total	201,549	92,301	37,969,616	34,888,498
Classified by nature
Cost of sales	-	-	14,011,525	13,229,715
Raw material/packaging material/resale	-	-	12,115,805	11,222,801
Employee benefits expense (note 29)	-	-	568,936	638,525
Depreciation and amortization	-	-	254,476	215,355
Other	-	-	1,072,308	1,153,034

Selling, marketing and logistics expenses	-	-	16,999,225	15,702,787
Logistics costs	-	-	2,654,546	2,479,156
Personnel expenses (note 29)	-	-	4,547,391	4,198,147
Marketing, sales force and other selling expenses	-	-	8,388,848	7,568,365
Depreciation and amortization	-	-	1,405,423	1,301,657
Impairment			3,017	155,462

Administrative, R&D, IT and project expenses	201,549	92,301	6,958,866	5,955,996
Innovation expenses			223,472	270,256
Personnel expenses (note 29)	126,809	71,463	2,886,281	2,498,024
Other administrative expenses	74,440	20,838	2,717,489	1,985,872
Depreciation and amortization	300	-	1,131,624	1,201,844

Total	201,549	92,301	37,969,616	34,888,498

29.	EMPLOYEE BENEFITS

	Parent		Consolidated
	2021	2020	2021	2020
Payroll, profit sharing and bonuses	40,609	43,133	5,911,837	5,407,990
Pension Plan	-	-	243,511	186,373
Share-based payments and social charges (note 33.5) (a)	74,734	18,284	228,131	231,962
Health care, food and other benefits	1,720	1,448	712,983	684,992
Charges, taxes and social contributions	1,818	879	701,521	635,248
INSS	7,928	7,719	204,625	188,131
Total	126,809	71,463	8,002,608	7,334,696

a)       The variation in the subsidiary over 2021 is basically due to transfer of employees from Natura Cosméticos S.A. to Natura &Co Holding, as well as the increase for the 2021 grant, net of social charges associated with the variation in the value of the Company's share.

29.1	Share-based payments

The share-based payment plans that were in place before the corporate restructuring on December 18, 2019 were originally granted considering Natura Cosméticos shares that were traded at B3. As a result of the corporate restructuring, Natura Cosméticos shares originally granted were replaced by the Natura &Co's shares. Such modification did not impact the executives and the respective plans.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Awards granted in 2021

The awards granted in 2021 are either related to the “Co-Investment Plan” or the “Long-Term Incentive Plan” program.

Under the “Co-Investment Plan”, eligible employees may invest part of their payout from the Profit Share Program in the purchase of Natura &Co Holding’s shares. Natura &Co Holding will then grant awards ("Matching Awards”) to match such purchased shares on a 1:1 ratio. The Matching Awards vest in 3 equal instalments over three years.

The “Long-Term Incentive Plan” consists of granting of Natura &Co Holding’s shares to eligible employees. Certain “Long-Term Incentive Plan” awards are only subject to a requirement to remain in employment over the vesting period. The awards referred to as “Performance Shares” are subject to both a requirement to remain employed over the vesting period and meeting certain performance conditions.

The changes in the number of outstanding share-based awards are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option – R$	Options (thousands)
Balance as of December 31, 2020	16.43	15,523
Granted	30.87	6,650
Expired/Canceled	20.76	(183)
Exercised	18.80	(1,853)
Balance as of December 31, 2021	21.05	20,137

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2020	4,361	5,579
Granted	3,435	3,402
Expired/Canceled	(590)	(936)
Released	(1,712)	-
Balance as of December 31, 2021	5,494	8,045

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The number of shares above and throughout this disclosure note:

•	Do not include the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as covered in the separate section 29.2 below;

•	Are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019;

•	Are presented using B3 equivalents for awards that are to be exercised / settled in ADRs, to ensure consistency;

•	The number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized in the year reflects the latest reassessment of the number of awards expected to vest.

The share-based payment expense recognized in the year ended December 31, 2021 amounted to net of social charges R$ 228,133 (R$ 231,939 as of December 31, 2020).

The outstanding share-based awards as at the end of the period have the following maturity dates, fair values and exercise prices

As of December 31, 2021 – Stock Options

Grant date	Conditions for acquiring the rights from grant date	Exercise price - R$	Fair value at grant date - R$	Existing options (thousands)	Maximum remaining contractual life (years)	Vested options (thousands)
March 17, 2014	From 2 to 4 years of service	28.94	4.27	82	0.2	82
March 16, 2015	From 2 to 4 years of service	13.47	4.85 to 5.29	104	1.2	104
July 28, 2015 (Acceleration Strategy)	From 4 to 5 years of service	12.77	6.20 to 6.23	495	1.6	495
March 15, 2016	From 2 to 4 years of service	12.71	7.16 to 7.43	93	2.2	93
July 11, 2016 (Acceleration Strategy)	From 4 to 5 years of service	11.28	6.84 to 6.89	1.650	2.5	1.650
March 10, 2017	From 2 to 4 years of service	12.46	6.65 to 6.68	378	3.2	378
March 10, 2017 (Acceleration Strategy)	From 4 to 5 years of service	12.46	6.87 to 6.89	2,000	3.2	895
March 12, 2018	From 2 to 4 years of service	16.83	7.96 to 8.21	1,554	4.2	890
March 12, 2018 (Acceleration strategy)	From 3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	4.2	950
April 12, 2019	From 2 to 4 years of service	23.41	11.71 to 11.82	1,431	5.2	391
April 12, 2019 (Acceleration strategy)	From 4 to 5 years of service	23.41	11.51 to 11.71	1,900	5.2	-
March 31, 2021	From 4 to 5 years of service	48.98	29.08 to 29.81	1,100	9.3	-
December 17, 2021	From 3 to 4 years of service	27.28	17.58 to 18.16	5,550	10.0	-
				20,137		5,928

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

As of December 31, 2021 – Restricted shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
March 12, 2018 - Plan I, August 13, 2018 - Extraordinary Plan VI	From 2 to 4 years of service	248	12.25 to 15.90	0.2
April 12, 2019 – Plan I	From 2 to 4 years of service	569	21.62 to 22.53	1.2
April 12, 2019 – Plan II	From 1 to 3 years of service	156	22.14 to 22.85	0.2
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service	1,312	29.00	1.3
March 31, 2021	From 1 to 3 years of service	3,209	48.13	2.3
		5,494

As of December 31, 2021 – Performance shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)	Undelivered shares (thousands)
May 21, 2019	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	539	28.10 to 45.70	0.5 to 1.5	539
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	4,303	48.56 to 73.46	1.3 to 2.3	4,303
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,203	46.57 to 50.98	2.3 to 3.3	3,203
		8,045			8,045

As of December 31, 2021, the market price was R$25.43 per share, already considering the stock split (R$ 52.50 as of December 31, 2020).

29.2	Avon Products Inc. Plans

Share-Based Compensation Plans

Prior to being acquired by the Company, Avon Products Inc. (“Avon”) had two share-based incentive plans, the 2013 Stock Incentive Plan (the “2013 Plan”) and the Omnibus Incentive Plan 2016 (the “2016 Plan”), both plans approved by the shareholders, which provided for various types of share-based incentive compensation awards, including purchase options, restricted shares, restricted stock units, and performance restricted stock units. After the approval of the shareholders of the 2016 Plan in May 2016, there were no further awards made in the 2013 Plan.

Stock options and restricted shares were issued in the 2016 Plan, and units of restricted shares and units of restricted performance were issued in the 2013 and 2016 Plans. There were also outstanding stock options under prior shareholder-approved plans.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On January 3, 2020, after the conclusion of the transaction with Natura &Co, equity compensation was either cancelled in exchange for the right to receive an amount in cash or was converted into an award denominated in Natura &Co Shares. After the Transaction, the subsidiary Avon joined the Natura &Co Stock-Based Compensation Plan, so that the 2013 Plan and the 2016 Plan are no longer in effect.

Under the Natura &Co Stock-Based Compensation Plan, the subsidiary Avon issued nominal cost options and performance stock units. Nominal cost options were granted in exchange for subsidiary Avon restricted stock units and performance restricted stock units and vested as a single tranche in line with the vesting date of the original subsidiary Avon awards. Nominal cost options will automatically exercise on vest date. Performance stock units generally vest after three years, only upon the satisfaction of certain market and/or performance conditions.

Stock Options

Prior to being acquired by the Company, the subsidiary Avon granted premium-priced stock options, in which the strike price was equal to a 25% premium for both, respectively, from the closing market price of Avon stock price at the date of grant. The premium-priced purchase options vest on a three-year graded vesting schedule and the fair value of each premium-priced stock option was estimated on the date of grant using a Monte-Carlo simulation.

On January 3, 2020, upon the completion of Avon acquisition, each outstanding stock option, whether or not then vested or exercisable, was automatically canceled in exchange for the right to receive an amount in cash, without interest, equal to the number of the subsidiary Avon Common Shares underlying such stock option immediately prior to the effective time of the Transaction multiplied by the excess, if any, of the per share cash-out price over the strike price per share. The “per share cash-out price” was the closing price of a Common Share of the subsidiary Avon on the NYSE on the Transaction’s closing date. No amount was paid upon cancellation of stock option with a strike price per share that is greater than the per share cash-out price.

Restricted Stock Units (RSU) and Performance Restricted Stock Units (PRSU)

Prior to being acquired by the Company, during the years 2019, 2018, 2017 and 2016, Avon granted, performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of Avon common stock against companies included in the S&P 400 index as of the date of grant over a three-year performance period (“2019 PRSUs”, “2018 PRSUs”, “2017 PRSUs” and “2016 PRSUs”, respectively). The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on the subsidiary Avon Products Inc. share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of Avon’s shares.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On January 3, 2020, upon the completion of the Transaction with Natura &Co, each outstanding Restricted Stock Unit (“RSU”) was converted into an award denominated in Company’s shares equal to the number of Avon Common Shares subject to each RSU immediately prior to the Transaction multiplied by the Exchange Ratio of 0.30. In addition, each outstanding PRSU was converted into an award denominated in Company’s shares, that is subject only to time-based vesting, equal to the number of Avon Common Shares subject to each PRSU immediately prior to the Transaction, giving effect to market conditions that are deemed to be attained, multiplied by the Exchange Ratios of 0.30. The terms and conditions, including service conditions but excluding market conditions, applicable to each RSU and PRSU will continue in full force and effect with respect to the Company’s Nominal Cost Options.

29.1	Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2021, Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$45,155 (R$39,200 in the period ended December 31, 2020), which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches 100% of the employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2021, Avon made matching contributions to the PSA in the amount of R$ 5,188 (R$ 5,200 in 2020), which follow the same investment allocation that the participant has selected for his or her own contributions.

For U.S.-based employees hired on or after January 1, 2015, the Company made additional contributions to a Retirement Savings Account (“RSA”) within the PSA. Such contributions will range from 3% to 6% of a participant’s eligible compensation depending on the sum of the participant’s age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined and post-retirement benefit plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The actuarial liability for the health care plan of the Company refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees’ fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user’s total cost, which is assumed by the Company, based on the excess cost grant, as an of additional benefit form.

Avon’s largest defined benefit pension plan outside the United States (“US”) is in the UK, which has been frozen for future accruals as of April 1st, 2013. The U.S. defined benefit pension plan, the Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015, so that qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided solely through the PSA.

30.	FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	2021	2020	2021	2020
FINANCE INCOME:
Interest on short-term investments	22,530	28,674	264,764	167,967
Gains on monetary and exchange rate variations (a)	4,896	31,532	1,785,259	1,752,503
Gains on swap and forward transactions (c)	-	31,787	1,814,450	2,532,487
Gains on swap and forward derivatives mark to market	-	-	20,929	12,314
Inflation adjustment reversal on provision for tax risks and tax liabilities	-	-	-	42,378
Hyperinflationary economy adjustment (Argentina)	-	-	82,202	39,292
Debt structuring revenue for acquisition of Avon	-	95,145	-	95,145
Other finance income	6,260	4,441	38,959	96,305
Subtotal	33,686	191,579	4,006,563	4,738,391

FINANCE EXPENSES:
Interest on financing (*)	(7,918)	(18,088)	(634,201)	(709,323)
Interest on leases	-	-	(210,669)	(229,544)
Losses from monetary and exchange rate variations (b)	(333)	(7,617)	(2,075,306)	(2,671,372)
Losses on swap and forward transactions (d)	-	-	(1,533,611)	(1,579,695)
Losses on swap and forward derivatives mark to market	-	-	(26,214)	(13,691)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(25,731)	(47,928)
Appropriation of funding costs (debentures and notes)	-	-	(27,228)	(11,082)
Interest on pension plan	-	-	(11,339)	(10,323)
Hyperinflationary economy adjustment (Argentina)	-	-	(108,730)	(20,625)
Debt structuring expenses for Avon acquisition	-	(110,741)	-	(110,741)
Other finance expenses	(12,479)	(49,212)	(380,511)	(369,486)
Subtotal	(20,730)	(185,658)	(5,033,540)	(5,773,810)
Net finance income (expenses), net	12,956	5,921	(1,026,977)	(1,035,419)

(*) Of the balances originally presented on December 31, 2020, R$395,540 of the finance expenses group and R$39,292 of the finance income were reclassified between lines for better presentation. Note that this reclassification does not impact the subtotal amount originally presented as finance income (expenses).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Parent		Consolidated
	2021	2020	2021	2020
(a) Gains on monetary and exchange rate variations	4,896	31,532	1,785,259	1,752,503
Gains on exchange rate variation on borrowings, financing and debentures	-	-	869,115	714,681
Exchange rate variation on imports	-	-	38,800	35,218
Exchange rate variation on export receivables	4,896	-	105,654	69,365
Exchange rate variation on accounts payable from foreign subsidiaries	-	31,532	364,101	450,468
Exchange variations of bank accounts in foreign currency	-	-	407,589	482,771

(b) Losses from monetary and exchange rate variations	(333)	(7,617)	(2,075,306)	(2,671,372)
Losses from exchange rate variation on borrowings (i)	-	-	(1,121,305)	(1,665,050)
Exchange rate variation on imports	-	-	(52,082)	(58,623)
Exchange rate variation on export receivables	(333)	-	(123,607)	(55,829)
Exchange rate variation on accounts payable from foreign subsidiaries	-	(7,617)	(311,923)	(365,214)
Exchange rate variation on financing	-	-	(466,389)	(525,173)
Exchange variations of bank accounts in foreign currency	-	-	-	(1,483)

(c) Gains on swap and forward transactions	-	31,787	1,814,450	2,532,487
Revenue from swap exchange coupons (ii)	-	-	713,401	409,788
Gains on exchange variations on swap instruments (ii)	-	31,787	1,101,049	2,122,699

(d) Losses on swap and forward transactions	-	-	(1,533,611)	(1,579,695)
Losses from exchange rate variation on swap instruments (ii)	-	-	(843,085)	(1,182,391)
Financial costs of swap instruments (ii)	-	-	(690,526)	(379,440)
Losses with exchange rate variations of forward instruments	-	-	-	(17,864)

(i) See comment on finance expense reclassification in the previous table.

(ii) The original amounts presented in these lines as of December 31, 2021 were reclassified to give a better disclosure in the respective gains (R$202,005) and losses (R$490,450) on swap and forward transactions groups. This reclassification does not impact the subtotal amounts of the respective groups or any line presented in the finance income (expenses) tables originally presented and included in the previous table.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

31.	OTHER OPERATING EXPENSES, NET

	Parent		Consolidated
	2021	2020	2021	2020
Other operating income, net
Result on write-off of property, plant and equipment	-	-	-	11,855
ICMS-ST (a)	-	-	-	18,653
Tax Credits	-	-	11,391	105,234
PIS/COFINS credits (b)	-	-	203,694	-
Tax benefit for joining the amnesty program (c)	-	-	82,140	-
Incentive income	-	-	13,280	-
Revenue from the sale of the customer portfolio	-	-	16,113	-
Tax contingencies	-	-	3,949	-
Other operating income	-	-	12,985	10,757
Total other operating income	-	-	343,552	146,499

Other operating expenses, net
Result on write-off of property, plant and equipment	-	-	(3,610)	-
Crer para Ver (d)	-	-	(47,523)	(54,500)
Expense on the sale of customer portfolio	-	-	-	(7,498)
Expenses related Avon acquisition	-	(171,013)	-	(303,916)
Transformation and integration plan (e)	-	-	(511,048)	(256,700)
Taxes contingencies	-	-	-	(10,100)
Other operating expenses	-	(24)	(20,390)	(29,975)
Total other operating expenses	-	(171,037)	(582,571)	(662,689)
Other operating income (expenses), net	-	(171,037)	(239,019)	(516,190)

(a)	Refers to the requirement of ICMS tax substitution, for different Federal States of Brazil (details in note 22). During 2020, provision reversals were made due to the change in the loss estimate for some Federal States.

(b)	Refers to tax credits from PIS and COFINS related to non-inclusion of ICMS in the basis (R$104,650) and credits arising out of investment grant (R$96,767), and other tax credits (R$2,277).

(c)	Refers to tax benefits in Brazil arising out of adhesion to state tax amnesty programs by the subsidiary Avon Cosméticos Ltda.

(d)	Allocation to Instituto Natura of operating profit from sales of the non-cosmetic product line “Crer Para Ver”, specifically allocated to social projects aimed at the development of education quality.

(e)	Expenses related to the implementation of the subsidiary Avon integration and transformation plan, which is based on five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) organization redesign.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

32.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2021	2020
Income (loss) attributable to the Company’s controlling shareholders	1,047,960	(650,196)
Weighted average of the number of outstanding common shares	1,377,932,809	1,246,180,219
Weighted average number of treasury shares	(788,866)	(572,130)
Weighted average number of outstanding common shares	1,377,143,943	1,245,608,090
Basic earnings (loss) per share - R$	0.7610	(0.5220)

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has purchase options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

Considering that in the year ended December 31, 2020, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2020 are equivalent to the basic earnings per share.

The diluted earnings per share for net income for the year ended December 31, 2021 are presented below:

Consolidated
2021
Gain attributable to the Company’s controlling shareholders	1,047,960
Weighted average of the number of outstanding common shares	1,377,143,944
Weighted average number of treasury shares	19,531,951
Weighted average number of outstanding common shares	1,396,675,894
Diluted earnings per share – R$	0.7503

The basic and diluted loss per share for net loss of discontinued operations for the year ended December 31, 2021 and 2020 are presented below:

	Consolidated
	2021	2020
Net loss attributable to the Company’s controlling shareholders	(98,550)	(143,112)
Weighted average of the number of outstanding common shares	1,377,932,809	1,246,180,219
Adjustment for purchase options and restricted shares	(788,866)	(572,130)
Weighted average number of ordinary shares for diluted earnings calculation	1,377,066,457	1,245,608,090
Basic loss per share - R$	(0.0716)	(0.1149)

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

33.	TRANSACTIONS WITH RELATED PARTIES

During the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	2021	2020
Current assets:
Natura Cosméticos S.A. (a)	153,656	108,953
Avon Products, Inc(b)	20,223	-
Natura Cosméticos S.A. – Argentina (b)	4,302	1,870
Natura Cosméticos S.A. – Chile (b)	609	-
Natura Cosméticos S.A. – Peru (b)	567	-
Natura Cosméticos S.A - Colombia(b)	377	-
The Body Shop International (b)	7,416	2,490
Aesop HK (b)	-	300
Aesop UK (b)	2,836	1,913
Aesop USA (b)	-	276
Natura Dist de Mexico(b)	536	-
Emeis cosmetics (b)	-	150
Total current assets	190,522	115,952
Current liabilities:
Natura Cosméticos S.A. (c)	1,882	5,673
Indústria e Comércio de Cosméticos Natura Ltda. (b)	188	1,521
Avon Products, Inc(d)	37,784	-
The Body Shop International(d)	19,959	-
Aesop UK	358	-
Total current liabilities	60,171	7,194

(a)	It refers to interest on equity.

(b)	Refers to the allocation of expenses related to the purchase option and restricted share plans.

(c)	Refers to the transfer of shared expenses.

33.1	Transactions with related parties

In the year ended December 31, 2020, Natura &Co reimbursed the amount of R$ 148,274 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other net operating expenses”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to purchase option plans and restricted shares.

33.2	Transactions with uncontrolled and unconsolidated related parties

Instituto Natura holds shares in the Essential Investment Fund. As of December 31, 2021, the balance is R$ 3,835 (R$ 3,414 as of December 31, 2020).

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. This agreement was amended on February 10, 2021, with Natura Cosméticos becoming the lessee. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$60,998 (R$39,346 under “Buildings” of Property, Plant and Equipment as of December 31, 2020) and in the year ended December 31, 2020, the total amount paid as rent was R$14,094 (R$13,086 for the year ended December 31, 2020).

On January 8, 2021, a transaction with related party was carried out between the subsidiary Natura Cosméticos S.A., as lessee and owner, Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company), as lessor and surface-right owner. This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. This is a build-to-suit lease in which the property has not yet been delivered and, therefore, there was no disbursement during the year ended December 31, 2021.

On May 12, 2021, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$5,840 and in the year ended December 31, 2020, the total amount paid as rent was R$1,488.

The subsidiary Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company), indirectly hold shareholding interest in Raia Drogasil S.A. This contract was finalized during the year 2020.

In the year ended December 31, 2021, there was no transfer of donation associated with the maintenance of the Company to Instituto Natura. As of December 31, 2020, the amount of R$692 was transferred, as donation associated to maintenance, referring to 0.5% of the net income assessed for the previous year and donation associated with the net income of sales of the Natura Crer Para Ver product line in the amount of R$35,000 as of December 31, 2021 (R$35,000 as of December 31, 2020).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

33.3	Key management personnel compensation

The total compensation of the key management personnel is as follows:

	2021			2020
	Compensation			Compensation
			Total			Total
	Fixed	Variable		Fixed	Variable
Board of Directors	15,043	72,187	87,230	16,123	65,011	81,134
Executive Board	51,576	71,162	122,738	49,187	80,218	129,405
	66,619	143,349	209,968	65,310	145,229	210,539

The line item “Executive Board” includes the amount of R$ 1,201 related to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2020. The corresponding amount in 2021 was nil.

Where changes in roles occurred during the year, the total for the year is reported in the row effective as of December 31, 2021. The totals in the table above include the employer social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

33.4	Share-based payments

Breakdown of the Company executive officers’ share-based payments compensation:

	Options
	2021			2020
	Option balance (number) (a)	Average fair value of options R$	Average exercise price ¹ - R$	Option balance (number) ¹ (a)	Average fair value of options ¹ – R$	Average exercise price ¹ - R$
Board of directors and executive board	11,750,270	12.47	21.21	12,847,760	8.64	16.49

	Restricted shares and performance shares
	2021		2020
	Share balance (number) ² (a)	Average fair value ² - R$	Share balance (number) ² (a)	Average fair value ² - R$
Board of directors and executive board	4,472,638	45.34	5,293,874	51.20

(1) The number of options, their average fair value and average exercise price are shown after taking into account the stock split approved at the Extraordinary Shareholders’ Meeting held on September 17, 2019.

(2) The number of restricted and performance shares and their average fair value are shown after taking into account the stock split approved at the Extraordinary Shareholders’ Meeting held on September 17, 2019.

(a) The number of awards includes the awards non-vested and vested but not exercised.

The stock option and award balances above do not include the awards related to the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as described in section 29.2.

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Certain awards are to be exercised in ADRs rather than B3 shares. The number of awards throughout this disclosure note have been presented using B3 equivalents to ensure consistency. The number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized in the year reflects the latest reassessment of the number of awards expected to vest.

34.	COMMITMENTS

34.1 Contracts related to supply

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

The subsidiaries also have investment commitments in other companies that do not belong to the economic group, through the fulfillment of goals and other conditions established in the agreement in the amount of up to R$60,000, which arise from convertible debentures.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2021	2020
Less than one year	929,288	1,413,904
One to five years	460,081	885,990
Above 5 years	10,738	-
Total	1,400,107	2,299,894

35.	INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2021 and 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2021	2020
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	6,008,031	5,658,558
Vehicles	Fire, theft and collision for the vehicles insured by the Company	261,953	258,416
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,962,509	1,894,813
Transport	Damages to products in transit	103,857	97,934
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,445,664	2,326,621
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

NATURA &CO HOLDING S.A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

36.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Parent		Consolidated
	2021	2020	2021	2020
Non-cash items
Hedge accounting, net of tax effects	(59)	-	(137,211)	116,348
Dividends declared and not yet paid	180,772	-	180,772	-
Dividends receivable declared and not yet received	153,656	-	-	-
Stock and restricted shares option plans	-	-	138,122	102,508
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	81,257	172,104
Consideration for acquisition of subsidiary	-	13,366,114	-	13,366,114

37.	SUBSEQUENT EVENTS

Governments and authorities worldwide, including the United States and the European Union, have recently announced sanctions on certain industry sectors and parties in Russia. These and any additional sanctions, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

As of the date of the financial statements there are no material impacts from the abovementioned matter in the Company’s consolidated financial statements. Management is continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crisis.